Filed by Dell Technologies Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934 Subject Company: Dell Technologies Inc. (Commission File No. 001-37867) [Either insert client logo Class V / Dell Technologies Exchange (height about 1”) above line if it is high resolution, or type client name.] Dell Technologies Special Committee Presentation to ISS November 19, 2018 Filed by Dell Technologies Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934 Subject Company: Dell Technologies Inc. (Commission File No. 001-37867) [Either insert client logo Class V / Dell Technologies Exchange (height about 1”) above line if it is high resolution, or type client name.] Dell Technologies Special Committee Presentation to ISS November 19, 2018

Excel Accent chart colors/ colors: 16 16 124 38 185 185 No Offer or Solicitation This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a Note, this disclaimer page 114 R-235 solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be 174 G-133 should follow the title page 67 B-33 unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by in presentations. means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in 147 150 accordance with applicable law. 149 56 Please fill out the [blanks] 152 144 in the text. Additional Information and Where to Find It 247 R-250 This communication is being made in respect of the proposed merger of a wholly-owned subsidiary of Dell Technologies Inc. (“Dell Technologies”) 182 G-202 23 with and into Dell Technologies, with Dell Technologies as the surviving entity, pursuant to which each share of Class V common stock of Dell B-0 Technologies will, at the election of the holder, convert into the right to receive shares of Class C common stock of Dell Technologies or cash, 110 R-191 without interest, and each existing share of Class A common stock, Class B common stock and Class C common stock of Dell Technologies will be 56 G-191 unaffected by the merger and remain outstanding. The proposed transaction requires the approval of a majority of the aggregate voting power of the 150 B-191 outstanding shares of Class A common stock, Class B common stock and Class V common stock other than those held by affiliates of Dell 219 R-217 Technologies, in each case, voting as a separate class, and all outstanding shares of common stock of Dell Technologies, voting together as a 96 G-217 single class, and will be submitted to stockholders for their consideration. Dell Technologies has filed a registration statement on Form S-4 (File No. 39 B-217 333-226618). The registration statement was declared effective by the Securities and Exchange Commission (“SEC”) on October 19, 2018, and a definitive proxy statement/prospectus was mailed to each holder of Class A common stock, Class B common stock, Class C common stock and 150 179 Class V common stock entitled to vote at the special meeting in connection with the proposed transaction on or about October 23, 2018. 215 INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY 237 31 WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may get these documents, when available, for free Light gray for default Word 36 by visiting EDGAR on the SEC website at www.sec.gov or by visiting Dell Technologies’ website at http://investors.delltechnologies.com. table fill, callout boxes and 43 annotated boxes: 35 Participants in the Solicitation R-234 33 Dell Technologies and its directors, executive officers and other members of its management and employees may be deemed to be participants in G-234 B-234 the solicitation of proxies from its stockholders in favor of the proposed merger and the other transactions contemplated by the merger agreement, 70 including the exchange of shares of Class V common stock of Dell Technologies for shares of Class C common stock of Dell Technologies or cash. 30 Word tables: 16 Information concerning persons who may be considered participants in such solicitation under the rules of the SEC, including a description of their 3pt border, R-16,G-124,B-185 direct or indirect interests, by security holdings or otherwise, is set forth in the aforementioned preliminary proxy statement/prospectus that has been 205 filed with the SEC. 170 99 35 Primary Secondary 142 colored font: colored font: 127 191 16 147 124 149 191 191 185 152 Excel Accent chart colors/ colors: 16 16 124 38 185 185 No Offer or Solicitation This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a Note, this disclaimer page 114 R-235 solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be 174 G-133 should follow the title page 67 B-33 unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by in presentations. means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in 147 150 accordance with applicable law. 149 56 Please fill out the [blanks] 152 144 in the text. Additional Information and Where to Find It 247 R-250 This communication is being made in respect of the proposed merger of a wholly-owned subsidiary of Dell Technologies Inc. (“Dell Technologies”) 182 G-202 23 with and into Dell Technologies, with Dell Technologies as the surviving entity, pursuant to which each share of Class V common stock of Dell B-0 Technologies will, at the election of the holder, convert into the right to receive shares of Class C common stock of Dell Technologies or cash, 110 R-191 without interest, and each existing share of Class A common stock, Class B common stock and Class C common stock of Dell Technologies will be 56 G-191 unaffected by the merger and remain outstanding. The proposed transaction requires the approval of a majority of the aggregate voting power of the 150 B-191 outstanding shares of Class A common stock, Class B common stock and Class V common stock other than those held by affiliates of Dell 219 R-217 Technologies, in each case, voting as a separate class, and all outstanding shares of common stock of Dell Technologies, voting together as a 96 G-217 single class, and will be submitted to stockholders for their consideration. Dell Technologies has filed a registration statement on Form S-4 (File No. 39 B-217 333-226618). The registration statement was declared effective by the Securities and Exchange Commission (“SEC”) on October 19, 2018, and a definitive proxy statement/prospectus was mailed to each holder of Class A common stock, Class B common stock, Class C common stock and 150 179 Class V common stock entitled to vote at the special meeting in connection with the proposed transaction on or about October 23, 2018. 215 INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY 237 31 WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may get these documents, when available, for free Light gray for default Word 36 by visiting EDGAR on the SEC website at www.sec.gov or by visiting Dell Technologies’ website at http://investors.delltechnologies.com. table fill, callout boxes and 43 annotated boxes: 35 Participants in the Solicitation R-234 33 Dell Technologies and its directors, executive officers and other members of its management and employees may be deemed to be participants in G-234 B-234 the solicitation of proxies from its stockholders in favor of the proposed merger and the other transactions contemplated by the merger agreement, 70 including the exchange of shares of Class V common stock of Dell Technologies for shares of Class C common stock of Dell Technologies or cash. 30 Word tables: 16 Information concerning persons who may be considered participants in such solicitation under the rules of the SEC, including a description of their 3pt border, R-16,G-124,B-185 direct or indirect interests, by security holdings or otherwise, is set forth in the aforementioned preliminary proxy statement/prospectus that has been 205 filed with the SEC. 170 99 35 Primary Secondary 142 colored font: colored font: 127 191 16 147 124 149 191 191 185 152

Excel Accent chart colors/ colors: 16 16 124 38 185 185 Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Note, this disclaimer page 114 R-235 Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “aim,” “seek,” and similar expressions as 174 G-133 should follow the title page 67 B-33 they relate to Dell Technologies or its management are intended to identify these forward-looking statements. All statements by Dell Technologies in presentations. regarding its expected financial position, revenues, cash flows and other operating results, business strategy, legal proceedings, and similar matters 147 150 are forward-looking statements. The expectations expressed or implied in these forward-looking statements may not turn out to be correct. Dell 149 56 Please fill out the [blanks] Technologies’ results could be materially different from its expectations because of various risks, including but not limited to: (i) the failure to 152 144 consummate or delay in consummating the proposed transaction, including the failure to obtain the requisite stockholder approvals or the failure of in the text. 247 R-250 VMware to pay the special dividend or any inability of Dell Technologies to pay the cash consideration to Class V holders; (ii) the risk as to the 182 G-202 trading price of Class C common stock to be issued by Dell Technologies in the proposed transaction relative to the trading price of shares of Class 23 B-0 V common stock and VMware, Inc. common stock; and (iii) the risks discussed in the “Risk Factors” section of the registration statement on Form S- 4 (File No. 333-226618) that has been filed with the SEC and declared effective as well as its periodic and current reports filed with the SEC. Any 110 R-191 56 G-191 forward-looking statement speaks only as of the date as of which such statement is made, and, except as required by law, Dell Technologies 150 B-191 undertakes no obligation to update any forward-looking statement after the date as of which such statement was made, whether to reflect changes in circumstances or expectations, the occurrence of unanticipated events, or otherwise. 219 R-217 96 G-217 39 B-217 Non-GAAP Financial Measures This presentation includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) 150 179 including, but not limited to, Non-GAAP Net Revenue, Non-GAAP Operating Income, Non-GAAP Net Income, Adjusted EBITDA and Levered Free 215 Cash Flow and certain ratios and other metrics derived therefrom. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and have important limitations as analytical tools and may exclude items that are significant in understanding and 237 31 assessing Dell Technologies’ financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, Light gray for default Word 36 cash flows from operations or other measures of profitability, liquidity or performance under GAAP. However, Dell Technologies presents these non- table fill, callout boxes and GAAP measures because it considers them to be useful supplemental measures of performance for investors, analysts and rating agencies. You 43 annotated boxes: should be aware that Dell Technologies’ presentation of these measures may not be comparable to similarly-titled measures used by other 35 R-234 33 companies. G-234 B-234 70 30 Word tables: 16 3pt border, R-16,G-124,B-185 205 170 99 35 Primary Secondary 142 colored font: colored font: 127 191 16 147 124 149 191 191 185 152 Excel Accent chart colors/ colors: 16 16 124 38 185 185 Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Note, this disclaimer page 114 R-235 Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “aim,” “seek,” and similar expressions as 174 G-133 should follow the title page 67 B-33 they relate to Dell Technologies or its management are intended to identify these forward-looking statements. All statements by Dell Technologies in presentations. regarding its expected financial position, revenues, cash flows and other operating results, business strategy, legal proceedings, and similar matters 147 150 are forward-looking statements. The expectations expressed or implied in these forward-looking statements may not turn out to be correct. Dell 149 56 Please fill out the [blanks] Technologies’ results could be materially different from its expectations because of various risks, including but not limited to: (i) the failure to 152 144 consummate or delay in consummating the proposed transaction, including the failure to obtain the requisite stockholder approvals or the failure of in the text. 247 R-250 VMware to pay the special dividend or any inability of Dell Technologies to pay the cash consideration to Class V holders; (ii) the risk as to the 182 G-202 trading price of Class C common stock to be issued by Dell Technologies in the proposed transaction relative to the trading price of shares of Class 23 B-0 V common stock and VMware, Inc. common stock; and (iii) the risks discussed in the “Risk Factors” section of the registration statement on Form S- 4 (File No. 333-226618) that has been filed with the SEC and declared effective as well as its periodic and current reports filed with the SEC. Any 110 R-191 56 G-191 forward-looking statement speaks only as of the date as of which such statement is made, and, except as required by law, Dell Technologies 150 B-191 undertakes no obligation to update any forward-looking statement after the date as of which such statement was made, whether to reflect changes in circumstances or expectations, the occurrence of unanticipated events, or otherwise. 219 R-217 96 G-217 39 B-217 Non-GAAP Financial Measures This presentation includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) 150 179 including, but not limited to, Non-GAAP Net Revenue, Non-GAAP Operating Income, Non-GAAP Net Income, Adjusted EBITDA and Levered Free 215 Cash Flow and certain ratios and other metrics derived therefrom. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and have important limitations as analytical tools and may exclude items that are significant in understanding and 237 31 assessing Dell Technologies’ financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, Light gray for default Word 36 cash flows from operations or other measures of profitability, liquidity or performance under GAAP. However, Dell Technologies presents these non- table fill, callout boxes and GAAP measures because it considers them to be useful supplemental measures of performance for investors, analysts and rating agencies. You 43 annotated boxes: should be aware that Dell Technologies’ presentation of these measures may not be comparable to similarly-titled measures used by other 35 R-234 33 companies. G-234 B-234 70 30 Word tables: 16 3pt border, R-16,G-124,B-185 205 170 99 35 Primary Secondary 142 colored font: colored font: 127 191 16 147 124 149 191 191 185 152

Excel Accent chart colors/ colors: Today’s Presenters – Members of the Special Committee of Dell Technologies Inc. 16 16 124 38 185 185 The Special Committee of Dell Technologies Inc. is comprised of two members of the Board of Directors of Dell Technologies Inc., David Dorman and Bill Green 114 R-235 174 G-133 67 B-33 147 150 David Dorman, Director & Member of the Special Committee of Dell Technologies Inc. 149 56 152 144 Mr. Dorman has been a member of the board of directors of Dell Technologies since September 2016 247 R-250 182 § Founding Partner of Centerview Capital Technology (since July 2013) G-202 23 B-0 § Senior Advisor to and Managing Director of Warburg Pincus LLC (October 2006 through April 2008) 110 R-191 56 G-191 § Various positions at AT&T, including Chairman, CEO, President and Director (2000 to 2006) 150 B-191 219 R-217 96 G-217 39 B-217 150 179 215 237 31 Bill Green, Director & Member of the Special Committee of Dell Technologies Inc. Light gray for default Word 36 table fill, callout boxes and Mr. Green has been a member of the board of directors of Dell Technologies since September 2016 43 annotated boxes: 35 § Director of EMC Corporation (July 2013 to August 2016) R-234 33 G-234 § Chairman of the Board of Accenture (August 2006 until his retirement in February 2013) B-234 70 30 § CEO of Accenture (September 2004 through December 2010) Word tables: 16 3pt border, R-16,G-124,B-185 205 170 99 35 Primary Secondary 142 colored font: colored font: 127 191 16 147 1 124 149 191 191 185 152 Excel Accent chart colors/ colors: Today’s Presenters – Members of the Special Committee of Dell Technologies Inc. 16 16 124 38 185 185 The Special Committee of Dell Technologies Inc. is comprised of two members of the Board of Directors of Dell Technologies Inc., David Dorman and Bill Green 114 R-235 174 G-133 67 B-33 147 150 David Dorman, Director & Member of the Special Committee of Dell Technologies Inc. 149 56 152 144 Mr. Dorman has been a member of the board of directors of Dell Technologies since September 2016 247 R-250 182 § Founding Partner of Centerview Capital Technology (since July 2013) G-202 23 B-0 § Senior Advisor to and Managing Director of Warburg Pincus LLC (October 2006 through April 2008) 110 R-191 56 G-191 § Various positions at AT&T, including Chairman, CEO, President and Director (2000 to 2006) 150 B-191 219 R-217 96 G-217 39 B-217 150 179 215 237 31 Bill Green, Director & Member of the Special Committee of Dell Technologies Inc. Light gray for default Word 36 table fill, callout boxes and Mr. Green has been a member of the board of directors of Dell Technologies since September 2016 43 annotated boxes: 35 § Director of EMC Corporation (July 2013 to August 2016) R-234 33 G-234 § Chairman of the Board of Accenture (August 2006 until his retirement in February 2013) B-234 70 30 § CEO of Accenture (September 2004 through December 2010) Word tables: 16 3pt border, R-16,G-124,B-185 205 170 99 35 Primary Secondary 142 colored font: colored font: 127 191 16 147 1 124 149 191 191 185 152

Excel Accent chart colors/ colors: Executive Summary 16 16 124 38 185 185 The Special Committee Conducted Thorough Deliberations and Extensive Negotiations Over The Course 114 R-235 of Nine Months 174 G-133 67 B-33 n The Special Committee of Dell Technologies Inc. (the “Special Committee”) considered a range of potential strategic alternatives 147 150 – together with its independent financial and legal advisors 149 56 152 144 n The Special Committee acted independently of Dell’s Board and the terms were the result of arm’s length negotiations 247 R-250 n The initial and enhanced transaction terms, including the Class V price of $120 per share, the $48.3 billion value ascribed to Dell 182 G-202 Technologies Inc. (“Dell”), the up to $14 billion of consideration in cash and the “top-up” that provides price protection, were the 23 B-0 result of multiple proposals and counterproposals and represent significant improvement in terms over the course of the process, 110 R-191 all amid a strengthening of the Dell business over this time period 56 G-191 150 B-191 n The Special Committee also considered shareholder views following announcement of the initial transaction and engaged with Dell on their concerns, including during the negotiations that led to the enhanced transaction 219 R-217 96 G-217 39 n The Special Committee has determined that the exchange of shares of Class V Common Stock (the “Class V”) into either B-217 (1) 1.5043 shares of Dell Class C Common Stock, subject to a potential increase up to a maximum of 1.8130 under the “top-up”, 150 or (2) $120 in cash (the “Class V Transaction”) represents the best available option to recommend to, and put to a vote of, the 179 Class V shareholders 215 The Combination Provides a Significant and Immediate Premium to Class V Shareholders as well as 237 31 Public Market Access to a Market Leading IT Infrastructure Provider Light gray for default Word 36 table fill, callout boxes and 1 n Provides Class V shareholders with a significant and immediate 42% to 54% premium (per the “top-up”) to the share price prior 43 annotated boxes: 35 to announcement and a 179% to 203% return (per the “top-up”) since the inception of the Class V stock in August 2016 R-234 33 G-234 2 „ The cash election of up to $14 billion, representing about 59% of the total consideration , provides Class V shareholders with B-234 70 significant certainty of value 30 Word tables: 16 3pt border, n Allows Class V shareholders to participate in the future upside of Dell, a market leading, global end-to-end IT infrastructure R-16,G-124,B-185 provider that has consistently outgrown peers over several quarters with more diversified offerings and end markets than 205 170 VMware 99 n Allows Class V shareholders to benefit from a more simplified capital structure of Dell 35 Primary Secondary 142 colored font: colored font: 1. Premia to the pre-announcement price of $84.58 on June 29, 2018 127 2. Assumes 1.0543 exchange ratio 191 16 147 2 124 149 191 191 185 152 Excel Accent chart colors/ colors: Executive Summary 16 16 124 38 185 185 The Special Committee Conducted Thorough Deliberations and Extensive Negotiations Over The Course 114 R-235 of Nine Months 174 G-133 67 B-33 n The Special Committee of Dell Technologies Inc. (the “Special Committee”) considered a range of potential strategic alternatives 147 150 – together with its independent financial and legal advisors 149 56 152 144 n The Special Committee acted independently of Dell’s Board and the terms were the result of arm’s length negotiations 247 R-250 n The initial and enhanced transaction terms, including the Class V price of $120 per share, the $48.3 billion value ascribed to Dell 182 G-202 Technologies Inc. (“Dell”), the up to $14 billion of consideration in cash and the “top-up” that provides price protection, were the 23 B-0 result of multiple proposals and counterproposals and represent significant improvement in terms over the course of the process, 110 R-191 all amid a strengthening of the Dell business over this time period 56 G-191 150 B-191 n The Special Committee also considered shareholder views following announcement of the initial transaction and engaged with Dell on their concerns, including during the negotiations that led to the enhanced transaction 219 R-217 96 G-217 39 n The Special Committee has determined that the exchange of shares of Class V Common Stock (the “Class V”) into either B-217 (1) 1.5043 shares of Dell Class C Common Stock, subject to a potential increase up to a maximum of 1.8130 under the “top-up”, 150 or (2) $120 in cash (the “Class V Transaction”) represents the best available option to recommend to, and put to a vote of, the 179 Class V shareholders 215 The Combination Provides a Significant and Immediate Premium to Class V Shareholders as well as 237 31 Public Market Access to a Market Leading IT Infrastructure Provider Light gray for default Word 36 table fill, callout boxes and 1 n Provides Class V shareholders with a significant and immediate 42% to 54% premium (per the “top-up”) to the share price prior 43 annotated boxes: 35 to announcement and a 179% to 203% return (per the “top-up”) since the inception of the Class V stock in August 2016 R-234 33 G-234 2 „ The cash election of up to $14 billion, representing about 59% of the total consideration , provides Class V shareholders with B-234 70 significant certainty of value 30 Word tables: 16 3pt border, n Allows Class V shareholders to participate in the future upside of Dell, a market leading, global end-to-end IT infrastructure R-16,G-124,B-185 provider that has consistently outgrown peers over several quarters with more diversified offerings and end markets than 205 170 VMware 99 n Allows Class V shareholders to benefit from a more simplified capital structure of Dell 35 Primary Secondary 142 colored font: colored font: 1. Premia to the pre-announcement price of $84.58 on June 29, 2018 127 2. Assumes 1.0543 exchange ratio 191 16 147 2 124 149 191 191 185 152

Excel Accent chart colors/ colors: Table of Contents 16 16 124 38 185 185 Note, the TOC page can be 114 generated using FactSet. R-235 174 G-133 Section 67 B-33 147 150 Transaction Overview I 149 56 152 144 247 R-250 182 Process and Governance II G-202 23 B-0 110 R-191 56 G-191 Evercore Valuation Analysis III 150 B-191 219 R-217 96 G-217 39 B-217 Appendix 150 179 215 237 ü 31 Light gray for default Word 36 ü table fill, callout boxes and 43 annotated boxes: 35 R-234 33 G-234 B-234 70 30 Word tables: 16 3pt border, R-16,G-124,B-185 205 170 If FactSet doesn’t check 99 the slides for you, select 35 the dividers manually. Primary Secondary 142 colored font: colored font: 127 191 16 147 124 149 191 191 185 152 Excel Accent chart colors/ colors: Table of Contents 16 16 124 38 185 185 Note, the TOC page can be 114 generated using FactSet. R-235 174 G-133 Section 67 B-33 147 150 Transaction Overview I 149 56 152 144 247 R-250 182 Process and Governance II G-202 23 B-0 110 R-191 56 G-191 Evercore Valuation Analysis III 150 B-191 219 R-217 96 G-217 39 B-217 Appendix 150 179 215 237 ü 31 Light gray for default Word 36 ü table fill, callout boxes and 43 annotated boxes: 35 R-234 33 G-234 B-234 70 30 Word tables: 16 3pt border, R-16,G-124,B-185 205 170 If FactSet doesn’t check 99 the slides for you, select 35 the dividers manually. Primary Secondary 142 colored font: colored font: 127 191 16 147 124 149 191 191 185 152

To update section number manually, click in the text box, go to Numbering: I. Transaction Overview To update section number manually, click in the text box, go to Numbering: I. Transaction Overview

Excel Accent chart colors/ colors: Transaction Overview 16 16 124 38 185 185 n Dell will form a wholly owned Delaware merger subsidiary that will merge with and into Dell, with Dell continuing as the surviving 114 R-235 Transaction corporation in the merger 174 G-133 Structure 67 B-33 n Class V shares to convert to Dell Class C common stock and cash merger consideration 147 150 149 56 n Headline Merger Consideration Terms: 152 144 n $120.00 per Class V share in stock or cash, subject to pro ration 247 R-250 n Dell equity valued at $48.3bn 182 G-202 n Shareholders may elect cash or stock 23 B-0 n Cash up to $14.0bn; if shareholders elect in excess of $14.0bn, cash will be distributed pro rata to the shareholders who elected 110 R-191 cash 56 G-191 n “Top-up” structure for exchange ratio provides for a potential increase to the exchange ratio based on: 150 B-191 n Volume weighted average Class V price per share over the averaging period 219 R-217 n Averaging period to be the seventeen day trading period ending on the election deadline, which is the eight trading day 96 G-217 39 after announcement that shareholders have approved the transaction B-217 Merger n If the average Class V price per share during the Averaging Period is below $120.00 per Class V share, then Class V Consideration 150 ownership proportionally increases from 17.0% at $120.00 per Class V share to a maximum of 19.8% at $104.55 per 179 Class V share, implying an increase in the exchange ratio from 1.5043x at $120.00 per Class V share to 1.8130x at 215 $104.55 per Class V share, assuming the maximum $14.0bn cash election 237 n The exchange ratio remains unchanged at 1.5043x at a price of $120.00 per Class V share at any amount of elected cash 31 n Amount of cash elected by Class V shareholders Light gray for default Word 36 table fill, callout boxes and n As more cash is elected, the exchange ratio also increases 43 annotated boxes: n If the average Class V price per share is $104.55 and no cash is elected, the exchange ratio would be 1.5043x, whereas 35 if the maximum $14bn cash is elected, the exchange ratio is 1.8130x R-234 33 G-234 n The exchange ratio remains unchanged at 1.5043x and ownership remains unchanged at 33.1% if no cash is elected at B-234 70 any Class V price per share during the Averaging Period 30 Word tables: 16 3pt border, R-16,G-124,B-185 n $9bn cash consideration to be funded by dividend received by Dell from VMware 205 Financing 170 n $5bn cash consideration to initially be funded at Dell level with a Term A loan at L + 175bps 99 35 Primary Secondary 142 colored font: colored font: 127 191 16 147 3 124 149 191 191 185 152 Excel Accent chart colors/ colors: Transaction Overview 16 16 124 38 185 185 n Dell will form a wholly owned Delaware merger subsidiary that will merge with and into Dell, with Dell continuing as the surviving 114 R-235 Transaction corporation in the merger 174 G-133 Structure 67 B-33 n Class V shares to convert to Dell Class C common stock and cash merger consideration 147 150 149 56 n Headline Merger Consideration Terms: 152 144 n $120.00 per Class V share in stock or cash, subject to pro ration 247 R-250 n Dell equity valued at $48.3bn 182 G-202 n Shareholders may elect cash or stock 23 B-0 n Cash up to $14.0bn; if shareholders elect in excess of $14.0bn, cash will be distributed pro rata to the shareholders who elected 110 R-191 cash 56 G-191 n “Top-up” structure for exchange ratio provides for a potential increase to the exchange ratio based on: 150 B-191 n Volume weighted average Class V price per share over the averaging period 219 R-217 n Averaging period to be the seventeen day trading period ending on the election deadline, which is the eight trading day 96 G-217 39 after announcement that shareholders have approved the transaction B-217 Merger n If the average Class V price per share during the Averaging Period is below $120.00 per Class V share, then Class V Consideration 150 ownership proportionally increases from 17.0% at $120.00 per Class V share to a maximum of 19.8% at $104.55 per 179 Class V share, implying an increase in the exchange ratio from 1.5043x at $120.00 per Class V share to 1.8130x at 215 $104.55 per Class V share, assuming the maximum $14.0bn cash election 237 n The exchange ratio remains unchanged at 1.5043x at a price of $120.00 per Class V share at any amount of elected cash 31 n Amount of cash elected by Class V shareholders Light gray for default Word 36 table fill, callout boxes and n As more cash is elected, the exchange ratio also increases 43 annotated boxes: n If the average Class V price per share is $104.55 and no cash is elected, the exchange ratio would be 1.5043x, whereas 35 if the maximum $14bn cash is elected, the exchange ratio is 1.8130x R-234 33 G-234 n The exchange ratio remains unchanged at 1.5043x and ownership remains unchanged at 33.1% if no cash is elected at B-234 70 any Class V price per share during the Averaging Period 30 Word tables: 16 3pt border, R-16,G-124,B-185 n $9bn cash consideration to be funded by dividend received by Dell from VMware 205 Financing 170 n $5bn cash consideration to initially be funded at Dell level with a Term A loan at L + 175bps 99 35 Primary Secondary 142 colored font: colored font: 127 191 16 147 3 124 149 191 191 185 152

Excel Accent chart colors/ colors: Transaction Overview (Cont’d) 16 16 124 38 185 185 n Support and lock-up agreements previously entered into by Michael Dell and Silver Lake Partners Support 114 R-235 174 G-133 Agreement n Voting and support agreements entered into by Dodge & Cox, Elliott, Canyon and Mason, representing ~17% of total Class V shares 67 B-33 147 150 149 56 n Dell Certificate of Incorporation, Bylaws and other governance documents to be amended to treat conversion of Class V shares under 152 144 Dell’s governance documents as an IPO of Dell n Elimination of high vote directorships held by MD and SLP 247 R-250 Governance 182 G-202 n Elimination of “major decision” consent rights of MD and SLP 23 B-0 n One director elected by the separate vote of Class C shareholders at the 2020 annual meeting 110 R-191 n Commitment to add a fourth independent director by June 30, 2019 56 G-191 150 B-191 n Adoption of the Merger Agreement by the separate votes of: 219 R-217 96 G-217 „ Dell stockholders representing a majority of the aggregate voting power of the outstanding Dell shares 39 B-217 „ Class A stockholders representing a majority of the aggregate voting power of the outstanding Class A shares 150 „ Class B stockholders representing a majority of the aggregate voting power of the outstanding Class B shares 179 „ Class V stockholders representing a majority of the aggregate voting power of the unaffiliated outstanding Class V shares 215 Conditions n Bring down of reps in all material respects 237 n Compliance with covenants in all material respects 31 Light gray for default Word 36 n Listing of Class C shares on NYSE table fill, callout boxes and n Receipt of $9bn VMware special dividend 43 annotated boxes: 35 n Obtain debt financing of $5bn R-234 33 G-234 B-234 70 30 Word tables: 16 3pt border, R-16,G-124,B-185 205 170 99 35 Primary Secondary 142 colored font: colored font: 127 191 16 147 4 124 149 191 191 185 152 Excel Accent chart colors/ colors: Transaction Overview (Cont’d) 16 16 124 38 185 185 n Support and lock-up agreements previously entered into by Michael Dell and Silver Lake Partners Support 114 R-235 174 G-133 Agreement n Voting and support agreements entered into by Dodge & Cox, Elliott, Canyon and Mason, representing ~17% of total Class V shares 67 B-33 147 150 149 56 n Dell Certificate of Incorporation, Bylaws and other governance documents to be amended to treat conversion of Class V shares under 152 144 Dell’s governance documents as an IPO of Dell n Elimination of high vote directorships held by MD and SLP 247 R-250 Governance 182 G-202 n Elimination of “major decision” consent rights of MD and SLP 23 B-0 n One director elected by the separate vote of Class C shareholders at the 2020 annual meeting 110 R-191 n Commitment to add a fourth independent director by June 30, 2019 56 G-191 150 B-191 n Adoption of the Merger Agreement by the separate votes of: 219 R-217 96 G-217 „ Dell stockholders representing a majority of the aggregate voting power of the outstanding Dell shares 39 B-217 „ Class A stockholders representing a majority of the aggregate voting power of the outstanding Class A shares 150 „ Class B stockholders representing a majority of the aggregate voting power of the outstanding Class B shares 179 „ Class V stockholders representing a majority of the aggregate voting power of the unaffiliated outstanding Class V shares 215 Conditions n Bring down of reps in all material respects 237 n Compliance with covenants in all material respects 31 Light gray for default Word 36 n Listing of Class C shares on NYSE table fill, callout boxes and n Receipt of $9bn VMware special dividend 43 annotated boxes: 35 n Obtain debt financing of $5bn R-234 33 G-234 B-234 70 30 Word tables: 16 3pt border, R-16,G-124,B-185 205 170 99 35 Primary Secondary 142 colored font: colored font: 127 191 16 147 4 124 149 191 191 185 152

Excel Accent chart colors/ colors: ($ in billions, except per share values) Transaction Metrics 16 16 124 38 185 185 1 Key Consideration Metrics 114 R-235 174 G-133 Class V Price During Averaging Period $120.00 $104.55 67 B-33 Class C / Class V Exchange Ratio 1.5043 1.8130 147 150 Stock Consideration per Class V Share $120.00 149 56 152 144 Cash Consideration per Class V Share $120.00 $120.00 Cash Proposal $14.0 $14.0 247 R-250 2,3 Effective Share Price $120.00 $130.21 182 G-202 Premium to Unaffected Class V (01/25/18) - $88.44 35.7% 47.2% 23 B-0 Premium to Pre-Announcement Class V (06/29/18) - $84.58 41.9% 54.0% 110 R-191 Premium to Current Class V (11/13/18) - $101.57 18.1% 28.2% 56 G-191 Discount to Unaffected VMware (01/25/18) - $137.63 (14.0%) (6.7%) 150 B-191 Discount to Pre-Announcement VMware (06/29/18) - $146.97 (19.4%) (12.6%) Discount to Current VMware (11/13/18) - $150.51 (21.3%) (14.6%) 219 R-217 96 G-217 Proposed Consideration 39 B-217 Stock $9.9 $12.0 % Stock 41.5% 46.1% 150 Cash $14.0 $14.0 179 % Cash 58.5% 53.9% 215 3 Total Class V Consideration Value $23.9 $26.0 237 4 Implied Dell Valuation $48.3 $40.1 31 Light gray for default Word Pro Forma Class V Ownership in Dell 17.0% 19.8% 36 table fill, callout boxes and Pro Forma Ownership by Others 83.0% 80.2% 43 annotated boxes: 35 n 1 Board Director elected by Class C n 1 Board Director elected by Class C R-234 33 n Nom / Gov committee of 3 members n Nom / Gov committee of 3 members G-234 B-234 including Michael Dell, Egon Durban & including Michael Dell, Egon Durban & Additional Directors 70 one independent one independent 30 th th Word tables: n Commitment to add a 4 independent n Commitment to add a 4 independent 16 3pt border, director by June 30, 2019 director by June 30, 2019 R-16,G-124,B-185 205 170 99 Source: Factset as of 11/13/18, Dell management projections, merger agreement 35 1. Assumes election of $14bn of cash Primary Secondary 142 2. Effective Share Price defined as Total Class V Consideration Value divided by total number of Class V shares colored font: colored font: 3. Assumes Dell equity value of $48.4bn 127 4. Assumes Class V shareholders receive a minimum consideration value of $23.9bn 191 16 147 5 124 149 191 191 185 152 Excel Accent chart colors/ colors: ($ in billions, except per share values) Transaction Metrics 16 16 124 38 185 185 1 Key Consideration Metrics 114 R-235 174 G-133 Class V Price During Averaging Period $120.00 $104.55 67 B-33 Class C / Class V Exchange Ratio 1.5043 1.8130 147 150 Stock Consideration per Class V Share $120.00 149 56 152 144 Cash Consideration per Class V Share $120.00 $120.00 Cash Proposal $14.0 $14.0 247 R-250 2,3 Effective Share Price $120.00 $130.21 182 G-202 Premium to Unaffected Class V (01/25/18) - $88.44 35.7% 47.2% 23 B-0 Premium to Pre-Announcement Class V (06/29/18) - $84.58 41.9% 54.0% 110 R-191 Premium to Current Class V (11/13/18) - $101.57 18.1% 28.2% 56 G-191 Discount to Unaffected VMware (01/25/18) - $137.63 (14.0%) (6.7%) 150 B-191 Discount to Pre-Announcement VMware (06/29/18) - $146.97 (19.4%) (12.6%) Discount to Current VMware (11/13/18) - $150.51 (21.3%) (14.6%) 219 R-217 96 G-217 Proposed Consideration 39 B-217 Stock $9.9 $12.0 % Stock 41.5% 46.1% 150 Cash $14.0 $14.0 179 % Cash 58.5% 53.9% 215 3 Total Class V Consideration Value $23.9 $26.0 237 4 Implied Dell Valuation $48.3 $40.1 31 Light gray for default Word Pro Forma Class V Ownership in Dell 17.0% 19.8% 36 table fill, callout boxes and Pro Forma Ownership by Others 83.0% 80.2% 43 annotated boxes: 35 n 1 Board Director elected by Class C n 1 Board Director elected by Class C R-234 33 n Nom / Gov committee of 3 members n Nom / Gov committee of 3 members G-234 B-234 including Michael Dell, Egon Durban & including Michael Dell, Egon Durban & Additional Directors 70 one independent one independent 30 th th Word tables: n Commitment to add a 4 independent n Commitment to add a 4 independent 16 3pt border, director by June 30, 2019 director by June 30, 2019 R-16,G-124,B-185 205 170 99 Source: Factset as of 11/13/18, Dell management projections, merger agreement 35 1. Assumes election of $14bn of cash Primary Secondary 142 2. Effective Share Price defined as Total Class V Consideration Value divided by total number of Class V shares colored font: colored font: 3. Assumes Dell equity value of $48.4bn 127 4. Assumes Class V shareholders receive a minimum consideration value of $23.9bn 191 16 147 5 124 149 191 191 185 152

Excel Accent chart colors/ colors: Overview of “Top-Up” Structure 16 16 124 38 185 185 114 R-235 The “top-up” provides for an increase in the exchange ratio based on two factors: 174 G-133 67 B-33 1) The volume weighted average price of Class V over the Averaging Period 147 150 149 56 152 144 2) The amount of cash elected by Class V shareholders 247 R-250 182 G-202 23 B-0 110 R-191 56 G-191 Per Share Exchange Ratio (Given Stock Election) 150 B-191 Class V Price Per Share During Averaging Period 219 R-217 96 $104.55 $106.00 $109.00 $112.00 $114.00 $116.00 $118.00 $120.00 G-217 39 B-217 $ - 1.5043x 1.5043x 1.5043x 1.5043x 1.5043x 1.5043x 1.5043x 1.5043x 150 179 2.0 1.5484 1.5443 1.5357 1.5271 1.5214 1.5157 1.5100 1.5043 215 4.0 1.5925 1.5842 1.5671 1.5500 1.5386 1.5271 1.5157 1.5043 237 6.0 1.6366 1.6242 1.5985 1.5728 1.5557 1.5386 1.5214 1.5043 31 Light gray for default Word 36 8.0 1.6807 1.6641 1.6299 1.5956 1.5728 1.5500 1.5271 1.5043 table fill, callout boxes and 43 annotated boxes: 10.0 1.7248 1.7041 1.6613 1.6185 1.5899 1.5614 1.5328 1.5043 35 R-234 33 12.0 1.7689 1.7441 1.6927 1.6413 1.6071 1.5728 1.5386 1.5043 G-234 B-234 14.0 1.8130 1.7840 1.7241 1.6641 1.6242 1.5842 1.5443 1.5043 70 30 Word tables: 16 3pt border, R-16,G-124,B-185 205 170 99 35 Primary Secondary 142 colored font: colored font: 127 191 16 147 6 124 149 191 191 185 152 Cash Election ($bn)Excel Accent chart colors/ colors: Overview of “Top-Up” Structure 16 16 124 38 185 185 114 R-235 The “top-up” provides for an increase in the exchange ratio based on two factors: 174 G-133 67 B-33 1) The volume weighted average price of Class V over the Averaging Period 147 150 149 56 152 144 2) The amount of cash elected by Class V shareholders 247 R-250 182 G-202 23 B-0 110 R-191 56 G-191 Per Share Exchange Ratio (Given Stock Election) 150 B-191 Class V Price Per Share During Averaging Period 219 R-217 96 $104.55 $106.00 $109.00 $112.00 $114.00 $116.00 $118.00 $120.00 G-217 39 B-217 $ - 1.5043x 1.5043x 1.5043x 1.5043x 1.5043x 1.5043x 1.5043x 1.5043x 150 179 2.0 1.5484 1.5443 1.5357 1.5271 1.5214 1.5157 1.5100 1.5043 215 4.0 1.5925 1.5842 1.5671 1.5500 1.5386 1.5271 1.5157 1.5043 237 6.0 1.6366 1.6242 1.5985 1.5728 1.5557 1.5386 1.5214 1.5043 31 Light gray for default Word 36 8.0 1.6807 1.6641 1.6299 1.5956 1.5728 1.5500 1.5271 1.5043 table fill, callout boxes and 43 annotated boxes: 10.0 1.7248 1.7041 1.6613 1.6185 1.5899 1.5614 1.5328 1.5043 35 R-234 33 12.0 1.7689 1.7441 1.6927 1.6413 1.6071 1.5728 1.5386 1.5043 G-234 B-234 14.0 1.8130 1.7840 1.7241 1.6641 1.6242 1.5842 1.5443 1.5043 70 30 Word tables: 16 3pt border, R-16,G-124,B-185 205 170 99 35 Primary Secondary 142 colored font: colored font: 127 191 16 147 6 124 149 191 191 185 152 Cash Election ($bn)

Excel Accent chart colors/ colors: “Top-Up”: Equity Value, Total Consideration, and Effective Offer Price 16 16 124 38 ($ in billions, except per share values) 185 185 1 Dell Implied Equity Value 114 R-235 Class V Price Per Share During Averaging Period 174 G-133 $104.55 $106.00 $109.00 $112.00 $114.00 $116.00 $118.00 $120.00 67 B-33 $ - $48.3 $48.3 $48.3 $48.3 $48.3 $48.3 $48.3 $48.3 147 2.0 46.9 47.1 47.3 47.6 47.8 47.9 48.1 48.3 150 149 56 4.0 45.6 45.9 46.4 46.9 47.2 47.6 47.9 48.3 152 144 6.0 44.4 44.7 45.5 46.2 46.7 47.2 47.8 48.3 8.0 43.2 43.7 44.6 45.5 46.2 46.9 47.6 48.3 247 R-250 10.0 42.1 42.6 43.7 44.9 45.7 46.5 47.4 48.3 182 G-202 12.0 41.1 41.7 42.9 44.3 45.2 46.2 47.2 48.3 23 B-0 14.0 40.1 40.7 42.1 43.7 44.7 45.9 47.1 48.3 110 R-191 56 G-191 2 150 Total Consideration for Class V B-191 Class V Price Per Share During Averaging Period 219 R-217 $104.55 $106.00 $109.00 $112.00 $114.00 $116.00 $118.00 $120.00 96 G-217 39 $ - $23.9 $23.9 $23.9 $23.9 $23.9 $23.9 $23.9 $23.9 B-217 $2.0 24.6 24.5 24.4 24.3 24.2 24.1 24.0 23.9 150 $4.0 25.1 25.0 24.8 24.5 24.4 24.2 24.1 23.9 179 $6.0 25.5 25.4 25.0 24.7 24.5 24.3 24.1 23.9 215 $8.0 25.8 25.6 25.3 24.9 24.6 24.4 24.2 23.9 $10.0 26.0 25.8 25.4 25.0 24.7 24.5 24.2 23.9 237 $12.0 26.0 25.8 25.4 25.0 24.7 24.5 24.2 23.9 31 $14.0 26.0 25.8 25.4 25.0 24.7 24.4 24.2 23.9 Light gray for default Word 36 table fill, callout boxes and 43 annotated boxes: 2 Effective Offer Price for Class V 35 R-234 33 Class V Price Per Share During Averaging Period G-234 B-234 $104.55 $106.00 $109.00 $112.00 $114.00 $116.00 $118.00 $120.00 70 $ - $120.00 $120.00 $120.00 $120.00 $120.00 $120.00 $120.00 $120.00 30 Word tables: 16 $2.0 123.22 122.92 122.29 121.67 121.25 120.83 120.42 120.00 3pt border, $4.0 125.86 125.31 124.17 123.03 122.27 121.52 120.76 120.00 R-16,G-124,B-185 205 $6.0 127.90 127.16 125.63 124.09 123.07 122.05 121.02 120.00 170 $8.0 129.36 128.49 126.67 124.85 123.64 122.42 121.21 120.00 99 $10.0 130.24 129.27 127.29 125.30 123.97 122.65 121.32 120.00 $12.0 130.52 129.53 127.49 125.45 124.08 122.72 121.36 120.00 35 $14.0 130.21 129.25 127.27 125.29 123.97 122.64 121.32 120.00 Primary Secondary 142 colored font: colored font: 1. Assumes shareholders receive the minimum $23.9bn of consideration 127 2. Assumes Dell equity valued at $48.3bn 191 16 147 7 124 149 191 191 185 152 Source: TBU 1. Assumes $14bn max cash election Cash Election ($bn) Cash Election ($bn) Cash Election ($bn)Excel Accent chart colors/ colors: “Top-Up”: Equity Value, Total Consideration, and Effective Offer Price 16 16 124 38 ($ in billions, except per share values) 185 185 1 Dell Implied Equity Value 114 R-235 Class V Price Per Share During Averaging Period 174 G-133 $104.55 $106.00 $109.00 $112.00 $114.00 $116.00 $118.00 $120.00 67 B-33 $ - $48.3 $48.3 $48.3 $48.3 $48.3 $48.3 $48.3 $48.3 147 2.0 46.9 47.1 47.3 47.6 47.8 47.9 48.1 48.3 150 149 56 4.0 45.6 45.9 46.4 46.9 47.2 47.6 47.9 48.3 152 144 6.0 44.4 44.7 45.5 46.2 46.7 47.2 47.8 48.3 8.0 43.2 43.7 44.6 45.5 46.2 46.9 47.6 48.3 247 R-250 10.0 42.1 42.6 43.7 44.9 45.7 46.5 47.4 48.3 182 G-202 12.0 41.1 41.7 42.9 44.3 45.2 46.2 47.2 48.3 23 B-0 14.0 40.1 40.7 42.1 43.7 44.7 45.9 47.1 48.3 110 R-191 56 G-191 2 150 Total Consideration for Class V B-191 Class V Price Per Share During Averaging Period 219 R-217 $104.55 $106.00 $109.00 $112.00 $114.00 $116.00 $118.00 $120.00 96 G-217 39 $ - $23.9 $23.9 $23.9 $23.9 $23.9 $23.9 $23.9 $23.9 B-217 $2.0 24.6 24.5 24.4 24.3 24.2 24.1 24.0 23.9 150 $4.0 25.1 25.0 24.8 24.5 24.4 24.2 24.1 23.9 179 $6.0 25.5 25.4 25.0 24.7 24.5 24.3 24.1 23.9 215 $8.0 25.8 25.6 25.3 24.9 24.6 24.4 24.2 23.9 $10.0 26.0 25.8 25.4 25.0 24.7 24.5 24.2 23.9 237 $12.0 26.0 25.8 25.4 25.0 24.7 24.5 24.2 23.9 31 $14.0 26.0 25.8 25.4 25.0 24.7 24.4 24.2 23.9 Light gray for default Word 36 table fill, callout boxes and 43 annotated boxes: 2 Effective Offer Price for Class V 35 R-234 33 Class V Price Per Share During Averaging Period G-234 B-234 $104.55 $106.00 $109.00 $112.00 $114.00 $116.00 $118.00 $120.00 70 $ - $120.00 $120.00 $120.00 $120.00 $120.00 $120.00 $120.00 $120.00 30 Word tables: 16 $2.0 123.22 122.92 122.29 121.67 121.25 120.83 120.42 120.00 3pt border, $4.0 125.86 125.31 124.17 123.03 122.27 121.52 120.76 120.00 R-16,G-124,B-185 205 $6.0 127.90 127.16 125.63 124.09 123.07 122.05 121.02 120.00 170 $8.0 129.36 128.49 126.67 124.85 123.64 122.42 121.21 120.00 99 $10.0 130.24 129.27 127.29 125.30 123.97 122.65 121.32 120.00 $12.0 130.52 129.53 127.49 125.45 124.08 122.72 121.36 120.00 35 $14.0 130.21 129.25 127.27 125.29 123.97 122.64 121.32 120.00 Primary Secondary 142 colored font: colored font: 1. Assumes shareholders receive the minimum $23.9bn of consideration 127 2. Assumes Dell equity valued at $48.3bn 191 16 147 7 124 149 191 191 185 152 Source: TBU 1. Assumes $14bn max cash election Cash Election ($bn) Cash Election ($bn) Cash Election ($bn)

Excel Accent chart colors/ colors: “Top-Up”: Premia and Discounts at $48.3bn Dell Equity Value 16 16 124 38 185 185 Assuming Dell equity value of $48.3bn, Class V shareholders will receive at least $120 per share, implying a premium of 42% to 54% to the pre-announcement price (6/29/18) of Class V and a discount to the current 114 R-235 174 G-133 trading value of VMware (11/13/2018) of 15% to 21% 67 B-33 ($ in billions, except per share values) 147 150 1 Aggregate Class V Premium to the Pre-Announcement Based on Equity Value 149 56 152 144 Class V Price Per Share During Averaging Period $104.55 $106.00 $109.00 $112.00 $114.00 $116.00 $118.00 $120.00 247 R-250 182 G-202 $ - 41.9% 41.9% 41.9% 41.9% 41.9% 41.9% 41.9% 41.9% 23 B-0 $2.0 45.7% 45.3% 44.6% 43.8% 43.4% 42.9% 42.4% 41.9% 110 R-191 $4.0 48.8% 48.2% 46.8% 45.5% 44.6% 43.7% 42.8% 41.9% 56 G-191 $6.0 51.2% 50.3% 48.5% 46.7% 45.5% 44.3% 43.1% 41.9% 150 B-191 $8.0 52.9% 51.9% 49.8% 47.6% 46.2% 44.7% 43.3% 41.9% 219 R-217 $10.0 54.0% 52.8% 50.5% 48.1% 46.6% 45.0% 43.4% 41.9% 96 G-217 39 B-217 $12.0 54.3% 53.1% 50.7% 48.3% 46.7% 45.1% 43.5% 41.9% $14.0 54.0% 52.8% 50.5% 48.1% 46.6% 45.0% 43.4% 41.9% 150 179 215 237 Aggregate Class V Discount to Current Vail (11/13/18 - $150.51) Based on Equity Value 31 Class V Price Per Share During Averaging Period Light gray for default Word 36 table fill, callout boxes and $104.55 $106.00 $109.00 $112.00 $114.00 $116.00 $118.00 $120.00 43 annotated boxes: 35 $ - (21.3%) (21.3%) (21.3%) (21.3%) (21.3%) (21.3%) (21.3%) (21.3%) R-234 33 $2.0 (19.2%) (19.4%) (19.8%) (20.2%) (20.5%) (20.8%) (21.1%) (21.3%) G-234 B-234 $4.0 (17.5%) (17.9%) (18.6%) (19.3%) (19.8%) (20.3%) (20.8%) (21.3%) 70 30 $6.0 (16.2%) (16.6%) (17.6%) (18.7%) (19.3%) (20.0%) (20.7%) (21.3%) Word tables: 16 3pt border, $8.0 (15.2%) (15.8%) (17.0%) (18.2%) (19.0%) (19.7%) (20.5%) (21.3%) R-16,G-124,B-185 205 $10.0 (14.6%) (15.3%) (16.6%) (17.9%) (18.7%) (19.6%) (20.5%) (21.3%) 170 $12.0 (14.4%) (15.1%) (16.4%) (17.8%) (18.7%) (19.6%) (20.4%) (21.3%) 99 $14.0 (14.6%) (15.3%) (16.6%) (17.9%) (18.7%) (19.6%) (20.5%) (21.3%) 35 Primary Secondary 142 colored font: colored font: Note: Assumes Dell equity valued at $48.3bn 127 1. Premia to the pre-announcement price of $84.58 on June 29, 2018 191 16 147 8 124 149 191 191 185 152 Source: TBU 1. Assumes $14bn max cash election Cash Election ($bn) Cash Election ($bn)Excel Accent chart colors/ colors: “Top-Up”: Premia and Discounts at $48.3bn Dell Equity Value 16 16 124 38 185 185 Assuming Dell equity value of $48.3bn, Class V shareholders will receive at least $120 per share, implying a premium of 42% to 54% to the pre-announcement price (6/29/18) of Class V and a discount to the current 114 R-235 174 G-133 trading value of VMware (11/13/2018) of 15% to 21% 67 B-33 ($ in billions, except per share values) 147 150 1 Aggregate Class V Premium to the Pre-Announcement Based on Equity Value 149 56 152 144 Class V Price Per Share During Averaging Period $104.55 $106.00 $109.00 $112.00 $114.00 $116.00 $118.00 $120.00 247 R-250 182 G-202 $ - 41.9% 41.9% 41.9% 41.9% 41.9% 41.9% 41.9% 41.9% 23 B-0 $2.0 45.7% 45.3% 44.6% 43.8% 43.4% 42.9% 42.4% 41.9% 110 R-191 $4.0 48.8% 48.2% 46.8% 45.5% 44.6% 43.7% 42.8% 41.9% 56 G-191 $6.0 51.2% 50.3% 48.5% 46.7% 45.5% 44.3% 43.1% 41.9% 150 B-191 $8.0 52.9% 51.9% 49.8% 47.6% 46.2% 44.7% 43.3% 41.9% 219 R-217 $10.0 54.0% 52.8% 50.5% 48.1% 46.6% 45.0% 43.4% 41.9% 96 G-217 39 B-217 $12.0 54.3% 53.1% 50.7% 48.3% 46.7% 45.1% 43.5% 41.9% $14.0 54.0% 52.8% 50.5% 48.1% 46.6% 45.0% 43.4% 41.9% 150 179 215 237 Aggregate Class V Discount to Current Vail (11/13/18 - $150.51) Based on Equity Value 31 Class V Price Per Share During Averaging Period Light gray for default Word 36 table fill, callout boxes and $104.55 $106.00 $109.00 $112.00 $114.00 $116.00 $118.00 $120.00 43 annotated boxes: 35 $ - (21.3%) (21.3%) (21.3%) (21.3%) (21.3%) (21.3%) (21.3%) (21.3%) R-234 33 $2.0 (19.2%) (19.4%) (19.8%) (20.2%) (20.5%) (20.8%) (21.1%) (21.3%) G-234 B-234 $4.0 (17.5%) (17.9%) (18.6%) (19.3%) (19.8%) (20.3%) (20.8%) (21.3%) 70 30 $6.0 (16.2%) (16.6%) (17.6%) (18.7%) (19.3%) (20.0%) (20.7%) (21.3%) Word tables: 16 3pt border, $8.0 (15.2%) (15.8%) (17.0%) (18.2%) (19.0%) (19.7%) (20.5%) (21.3%) R-16,G-124,B-185 205 $10.0 (14.6%) (15.3%) (16.6%) (17.9%) (18.7%) (19.6%) (20.5%) (21.3%) 170 $12.0 (14.4%) (15.1%) (16.4%) (17.8%) (18.7%) (19.6%) (20.4%) (21.3%) 99 $14.0 (14.6%) (15.3%) (16.6%) (17.9%) (18.7%) (19.6%) (20.5%) (21.3%) 35 Primary Secondary 142 colored font: colored font: Note: Assumes Dell equity valued at $48.3bn 127 1. Premia to the pre-announcement price of $84.58 on June 29, 2018 191 16 147 8 124 149 191 191 185 152 Source: TBU 1. Assumes $14bn max cash election Cash Election ($bn) Cash Election ($bn)

Excel Accent chart colors/ colors: ($ in billions, except per share values) “Top-Up”: Class V Pro Forma Ownership 16 16 124 38 185 185 The exchange ratio also impacts the ownership of Class V shareholders, with shareholders receiving increased ownership should Class V trade below $120 per share during the Averaging Period 114 R-235 174 G-133 67 B-33 147 150 149 56 152 144 247 R-250 182 G-202 23 Class V Ownership in PF Company (Assuming $48.3bn Equity Value of Dell) B-0 Class V Price Per Share During Averaging Period 110 R-191 56 G-191 $104.55 $106.00 $109.00 $112.00 $114.00 $116.00 $118.00 $120.00 150 B-191 $ - 33.1% 33.1% 33.1% 33.1% 33.1% 33.1% 33.1% 33.1% 219 R-217 $2.0 31.8% 31.8% 31.7% 31.5% 31.5% 31.4% 31.3% 31.2% 96 G-217 39 $4.0 30.4% 30.3% 30.1% 29.8% 29.7% 29.5% 29.4% 29.2% B-217 $6.0 28.8% 28.6% 28.3% 28.0% 27.7% 27.5% 27.3% 27.1% 150 179 $8.0 26.9% 26.7% 26.3% 25.9% 25.6% 25.4% 25.1% 24.8% 215 $10.0 24.8% 24.6% 24.1% 23.7% 23.4% 23.0% 22.7% 22.4% 237 $12.0 22.5% 22.2% 21.7% 21.2% 20.9% 20.5% 20.2% 19.8% 31 Light gray for default Word 36 $14.0 19.8% 19.6% 19.1% 18.5% 18.2% 17.8% 17.4% 17.0% table fill, callout boxes and 43 annotated boxes: Increased ownership as Class V trades below $120 per share during the Averaging Period assuming cash election 35 R-234 33 G-234 B-234 70 30 Word tables: 16 3pt border, R-16,G-124,B-185 205 170 99 35 Primary Secondary 142 colored font: colored font: 127 191 16 147 9 124 149 191 191 185 152 Source: TBU 1. Assumes $14bn max cash election CSG Cash Election ($bn)Excel Accent chart colors/ colors: ($ in billions, except per share values) “Top-Up”: Class V Pro Forma Ownership 16 16 124 38 185 185 The exchange ratio also impacts the ownership of Class V shareholders, with shareholders receiving increased ownership should Class V trade below $120 per share during the Averaging Period 114 R-235 174 G-133 67 B-33 147 150 149 56 152 144 247 R-250 182 G-202 23 Class V Ownership in PF Company (Assuming $48.3bn Equity Value of Dell) B-0 Class V Price Per Share During Averaging Period 110 R-191 56 G-191 $104.55 $106.00 $109.00 $112.00 $114.00 $116.00 $118.00 $120.00 150 B-191 $ - 33.1% 33.1% 33.1% 33.1% 33.1% 33.1% 33.1% 33.1% 219 R-217 $2.0 31.8% 31.8% 31.7% 31.5% 31.5% 31.4% 31.3% 31.2% 96 G-217 39 $4.0 30.4% 30.3% 30.1% 29.8% 29.7% 29.5% 29.4% 29.2% B-217 $6.0 28.8% 28.6% 28.3% 28.0% 27.7% 27.5% 27.3% 27.1% 150 179 $8.0 26.9% 26.7% 26.3% 25.9% 25.6% 25.4% 25.1% 24.8% 215 $10.0 24.8% 24.6% 24.1% 23.7% 23.4% 23.0% 22.7% 22.4% 237 $12.0 22.5% 22.2% 21.7% 21.2% 20.9% 20.5% 20.2% 19.8% 31 Light gray for default Word 36 $14.0 19.8% 19.6% 19.1% 18.5% 18.2% 17.8% 17.4% 17.0% table fill, callout boxes and 43 annotated boxes: Increased ownership as Class V trades below $120 per share during the Averaging Period assuming cash election 35 R-234 33 G-234 B-234 70 30 Word tables: 16 3pt border, R-16,G-124,B-185 205 170 99 35 Primary Secondary 142 colored font: colored font: 127 191 16 147 9 124 149 191 191 185 152 Source: TBU 1. Assumes $14bn max cash election CSG Cash Election ($bn)

Excel Accent chart colors/ colors: Transaction Structure 16 16 124 38 185 185 Exchange of Class V Shares into Dell Class C Shares 114 R-235 174 n Pro forma Dell Class C shares would be publicly listed and will represent an economic interest in Dell G-133 67 B-33 147 150 n Former Class V shareholders would own pro forma Dell, including a pro rata ownership interest in VMware 149 56 152 144 1 247 R-250 n Following the transaction, Dell would have ~97% voting control and 81% economic ownership of VMware 182 G-202 23 B-0 2 Status Quo Structure Pro Forma Structure 110 R-191 56 G-191 150 B-191 Class C Class A, B Class C Class V Class A, B Former 219 R-217 96 Class V G-217 39 B-217 96% / 96% 4% / 0% 0% / 4% 79% / 95% 21% / 5% 150 Previous Class 179 Dell Dell V becomes Tracking 215 Technologies Technologies Class C publicly (excl. VMware) (excl. VMware) traded shares 237 post transaction 31 Light gray for default Word 36 table fill, callout boxes and 1 Public Public 81% 32% 49% 81% 43 annotated boxes: 35 Float Float R-234 33 G-234 B-234 19% 19% 70 30 Word tables: 16 3pt border, VMware VMware R-16,G-124,B-185 205 170 Economic Ownership / Voting Power Economic Ownership / Voting Power 99 35 Primary Secondary 142 Source: Public filings colored font: colored font: 1. As of August 31, 2018, the approximately 331 million shares of VMware common stock held by the Class V Group represented approximately 80.9% of the total outstanding VMware common stock 127 2. Pro forma structure assumes Class V trades at $120.00 / share during the Averaging Period 191 16 147 10 124 149 191 191 185 152 Excel Accent chart colors/ colors: Transaction Structure 16 16 124 38 185 185 Exchange of Class V Shares into Dell Class C Shares 114 R-235 174 n Pro forma Dell Class C shares would be publicly listed and will represent an economic interest in Dell G-133 67 B-33 147 150 n Former Class V shareholders would own pro forma Dell, including a pro rata ownership interest in VMware 149 56 152 144 1 247 R-250 n Following the transaction, Dell would have ~97% voting control and 81% economic ownership of VMware 182 G-202 23 B-0 2 Status Quo Structure Pro Forma Structure 110 R-191 56 G-191 150 B-191 Class C Class A, B Class C Class V Class A, B Former 219 R-217 96 Class V G-217 39 B-217 96% / 96% 4% / 0% 0% / 4% 79% / 95% 21% / 5% 150 Previous Class 179 Dell Dell V becomes Tracking 215 Technologies Technologies Class C publicly (excl. VMware) (excl. VMware) traded shares 237 post transaction 31 Light gray for default Word 36 table fill, callout boxes and 1 Public Public 81% 32% 49% 81% 43 annotated boxes: 35 Float Float R-234 33 G-234 B-234 19% 19% 70 30 Word tables: 16 3pt border, VMware VMware R-16,G-124,B-185 205 170 Economic Ownership / Voting Power Economic Ownership / Voting Power 99 35 Primary Secondary 142 Source: Public filings colored font: colored font: 1. As of August 31, 2018, the approximately 331 million shares of VMware common stock held by the Class V Group represented approximately 80.9% of the total outstanding VMware common stock 127 2. Pro forma structure assumes Class V trades at $120.00 / share during the Averaging Period 191 16 147 10 124 149 191 191 185 152

To update section number manually, click in the text box, go to Numbering: II. Process and Governance To update section number manually, click in the text box, go to Numbering: II. Process and Governance

Excel Accent chart colors/ colors: Dell Special Committee Process 16 16 124 38 The Special Committee Conducted Thorough Deliberations Over The Course of Many Months 185 185 § The Special Committee is composed of independent and disinterested directors who were fully empowered to consider the Class 114 R-235 V Transaction solely on behalf of the Class V shareholders 174 G-133 67 B-33 § The Special Committee was formed to evaluate all strategic alternatives available to Class V shareholders 147 § The Special Committee engaged Evercore as its independent financial advisor and Latham & Watkins as its independent outside 150 149 56 legal counsel and also hired a third party independent industry expert, DISCERN Analytics, which evaluated key assumptions of 152 144 the Dell financial forecasts 247 § The Special Committee met with its advisors numerous times throughout the process, including over fifteen special committee R-250 182 G-202 meetings over a nine month period 23 B-0 § The Special Committee performed extensive diligence with the assistance of its independent financial and legal advisors as well 110 as from its third party independent industry expert R-191 56 G-191 § The Special Committee and its financial advisor held in depth discussions with over twenty Class V shareholders representing 150 B-191 nearly 40% of outstanding shares prior to and following the announcement of the Class V Transaction 219 R-217 The Special Committee Considered a Range of Potential Strategic Alternatives 96 G-217 39 B-217 § The Special Committee performed a comprehensive review of various strategic alternatives Dell was considering and their potential impact to Class V shareholders, including (1) a merger with VMware, (2) an exchange of Class V stock with Class C 150 stock, (3) an IPO of Dell and (4) maintaining the status quo 179 215 § Evercore’s financial analyses considered each alternative in detail, and in varying scenarios, in order to fully inform the Special Committee’s assessment of the value and viability of each alternative, as well as the potential negotiating strategies by which to 237 31 engage with Dell Light gray for default Word 36 Initial and Enhanced Transaction Terms Are the Result of Arm’s Length Negotiations table fill, callout boxes and 43 annotated boxes: § The Special Committee members acted independently of Dell’s Board of Directors during the process, beginning in February 35 R-234 33 § Initial and enhanced transaction terms were arrived at following extensive negotiations, including multiple proposals and G-234 B-234 counterproposals and significant improvement in terms, all while Dell’s business strengthened over the course of the process 70 30 § The Special Committee also considered shareholder views following announcement of the initial transaction and engaged with Word tables: 16 Dell on their concerns, including during the negotiations that led to the enhanced transaction 3pt border, R-16,G-124,B-185 § Voting and support agreements entered into by Dodge & Cox, Elliott, Canyon and Mason, representing ~17% of total Class V 205 170 shares 99 Subject to the Approval of the Majority of the Class V Shareholders 35 Primary Secondary § From the outset, the Class V Transaction has been subject to the approval of a majority of the Class V shares 142 colored font: colored font: 127 191 16 147 11 124 149 191 191 185 152 Excel Accent chart colors/ colors: Dell Special Committee Process 16 16 124 38 The Special Committee Conducted Thorough Deliberations Over The Course of Many Months 185 185 § The Special Committee is composed of independent and disinterested directors who were fully empowered to consider the Class 114 R-235 V Transaction solely on behalf of the Class V shareholders 174 G-133 67 B-33 § The Special Committee was formed to evaluate all strategic alternatives available to Class V shareholders 147 § The Special Committee engaged Evercore as its independent financial advisor and Latham & Watkins as its independent outside 150 149 56 legal counsel and also hired a third party independent industry expert, DISCERN Analytics, which evaluated key assumptions of 152 144 the Dell financial forecasts 247 § The Special Committee met with its advisors numerous times throughout the process, including over fifteen special committee R-250 182 G-202 meetings over a nine month period 23 B-0 § The Special Committee performed extensive diligence with the assistance of its independent financial and legal advisors as well 110 as from its third party independent industry expert R-191 56 G-191 § The Special Committee and its financial advisor held in depth discussions with over twenty Class V shareholders representing 150 B-191 nearly 40% of outstanding shares prior to and following the announcement of the Class V Transaction 219 R-217 The Special Committee Considered a Range of Potential Strategic Alternatives 96 G-217 39 B-217 § The Special Committee performed a comprehensive review of various strategic alternatives Dell was considering and their potential impact to Class V shareholders, including (1) a merger with VMware, (2) an exchange of Class V stock with Class C 150 stock, (3) an IPO of Dell and (4) maintaining the status quo 179 215 § Evercore’s financial analyses considered each alternative in detail, and in varying scenarios, in order to fully inform the Special Committee’s assessment of the value and viability of each alternative, as well as the potential negotiating strategies by which to 237 31 engage with Dell Light gray for default Word 36 Initial and Enhanced Transaction Terms Are the Result of Arm’s Length Negotiations table fill, callout boxes and 43 annotated boxes: § The Special Committee members acted independently of Dell’s Board of Directors during the process, beginning in February 35 R-234 33 § Initial and enhanced transaction terms were arrived at following extensive negotiations, including multiple proposals and G-234 B-234 counterproposals and significant improvement in terms, all while Dell’s business strengthened over the course of the process 70 30 § The Special Committee also considered shareholder views following announcement of the initial transaction and engaged with Word tables: 16 Dell on their concerns, including during the negotiations that led to the enhanced transaction 3pt border, R-16,G-124,B-185 § Voting and support agreements entered into by Dodge & Cox, Elliott, Canyon and Mason, representing ~17% of total Class V 205 170 shares 99 Subject to the Approval of the Majority of the Class V Shareholders 35 Primary Secondary § From the outset, the Class V Transaction has been subject to the approval of a majority of the Class V shares 142 colored font: colored font: 127 191 16 147 11 124 149 191 191 185 152

Excel Accent chart colors/ colors: Analyzed and Considered Numerous Strategic Alternatives for Maximizing Value 16 16 124 38 185 185 Description Treatment of Class V Class V Shareholder Approval 114 R-235 174 G-133 § 3-way deal involving Dell, VMware § Class V converts into combined Dell + § Subject to the approval of the holders of a 67 B-33 and Class V VMware common stock majority of the Class V shares § Pro forma Dell becomes a public § Basis of conversion not fixed by Dell 147 150 entity organizational documents – would be Merger between 149 56 renegotiated in three party discussions Dell and VMware 152 144 § Pro forma Dell + VMware becomes a public entity 247 R-250 182 G-202 23 B-0 § 2-way deal involving Dell and Class V § Class V shares convert into Dell Class C § Subject to the approval of the holders of a shares majority of the Class V shares 110 R-191 Conversion of 56 § Basis of conversion not fixed by Dell G-191 Class V into Dell 150 B-191 organizational documents and would be at a negotiated exchange ratio and / or for cash 219 R-217 § Dell goes public via an IPO § Following the IPO, the Dell Board can § Not subject to approval of Class V 96 G-217 39 convert Class V shares into Dell Class C shareholders B-217 shares based on the premia stipulated in the Dell charter: 150 179 § 20% in the first year following IPO; 215 § 15% in the second year following IPO; and 237 § 10% thereafter, all based on the 31 prior 10-days’ average trading Light gray for default Word 36 IPO of Dell price of Class V table fill, callout boxes and § IPO can be initiated by Dell Board or called 43 annotated boxes: 35 by shareholders pursuant to Registration R-234 33 Rights and Shareholder Agreements G-234 § Decision to convert Class V and timing of B-234 70 such conversion would be a fiduciary 30 exercise by Dell Board, and must consider Word tables: 16 the interests of “all shareholders” per the 3pt border, Dell Certificate R-16,G-124,B-185 205 170 § Public shareholders continue to own the Maintain Status 99 tracking stock Quo 35 Primary Secondary 142 colored font: colored font: 127 191 16 147 12 124 149 191 191 185 152 Announced Transaction Excel Accent chart colors/ colors: Analyzed and Considered Numerous Strategic Alternatives for Maximizing Value 16 16 124 38 185 185 Description Treatment of Class V Class V Shareholder Approval 114 R-235 174 G-133 § 3-way deal involving Dell, VMware § Class V converts into combined Dell + § Subject to the approval of the holders of a 67 B-33 and Class V VMware common stock majority of the Class V shares § Pro forma Dell becomes a public § Basis of conversion not fixed by Dell 147 150 entity organizational documents – would be Merger between 149 56 renegotiated in three party discussions Dell and VMware 152 144 § Pro forma Dell + VMware becomes a public entity 247 R-250 182 G-202 23 B-0 § 2-way deal involving Dell and Class V § Class V shares convert into Dell Class C § Subject to the approval of the holders of a shares majority of the Class V shares 110 R-191 Conversion of 56 § Basis of conversion not fixed by Dell G-191 Class V into Dell 150 B-191 organizational documents and would be at a negotiated exchange ratio and / or for cash 219 R-217 § Dell goes public via an IPO § Following the IPO, the Dell Board can § Not subject to approval of Class V 96 G-217 39 convert Class V shares into Dell Class C shareholders B-217 shares based on the premia stipulated in the Dell charter: 150 179 § 20% in the first year following IPO; 215 § 15% in the second year following IPO; and 237 § 10% thereafter, all based on the 31 prior 10-days’ average trading Light gray for default Word 36 IPO of Dell price of Class V table fill, callout boxes and § IPO can be initiated by Dell Board or called 43 annotated boxes: 35 by shareholders pursuant to Registration R-234 33 Rights and Shareholder Agreements G-234 § Decision to convert Class V and timing of B-234 70 such conversion would be a fiduciary 30 exercise by Dell Board, and must consider Word tables: 16 the interests of “all shareholders” per the 3pt border, Dell Certificate R-16,G-124,B-185 205 170 § Public shareholders continue to own the Maintain Status 99 tracking stock Quo 35 Primary Secondary 142 colored font: colored font: 127 191 16 147 12 124 149 191 191 185 152 Announced Transaction

Excel Accent chart colors/ colors: Comprehensive Evaluation and Extensive Negotiations Over Nine Months 16 16 124 38 185 185 114 September 7, 2016: Following the merger with EMC, Dell issued Class V Common Stock to EMC shareholders to track the performance of Dell’s R-235 174 G-133 economic interest in VMware. 67 B-33 147 150 149 56 May 17 February April 17 May 2 152 144 Dell filed an 8-K announcing the Dell Special Committee (“SC”) Dell communicated to SC Evercore held call 247 existence of the SC to act solely in the R-250 hired financial and legal its desire to commence with SC to discuss 182 G-202 interest of Class V shareholders and advisors to assist in evaluation discussions regarding the potential 23 B-0 Evercore’s role as advisor to SC of strategic alternatives conversion of Class V conversion relating to potential strategic shares into Class C 110 R-191 Evercore and SC held discussions with alternatives Dell was shares in parallel with 56 G-191 over 20 Class V shareholders (~40% of considering and their impact discussions regarding a May 4 150 B-191 shares outstanding), to discuss potential on the Class V shareholders reverse merger with options: (a) reverse merger with Dell reported Q1 FY19 VMware 219 R-217 VMware; (b) conversion of Class V results with non-GAAP 96 G-217 shares into Class C shares; (c) an IPO; revenue up 17% YoY 39 B-217 or (d) status quo and double digit growth in Client Solutions and 150 April 27 March 7 Infrastructure Solutions 179 Dell presented potential Groups 215 SC and the VMware transaction framework Special Committee, and for conversion of Class V 237 May 16 respective advisors, began into Class C at exchange 31 due diligence on Dell Light gray for default Word Following strong 36 ratio implied by Dell’s results, Dell table fill, callout boxes and equity value of $45 - VMware and Dell also provided updated $55bn and a Class V 43 annotated boxes: evaluated synergies in a financial projections 35 price of $90.00 - $110.00 potential transaction R-234 to Goldman Sachs, 33 / share, implying Class V G-234 SC and Evercore ownership in pro forma B-234 70 entity of 24.6% - 32.8% 30 Word tables: 16 3pt border, R-16,G-124,B-185 205 170 99 FEB MAR APR MAY 35 Primary Secondary 142 colored font: colored font: 2018 127 191 16 147 13 124 149 191 191 185 152 Excel Accent chart colors/ colors: Comprehensive Evaluation and Extensive Negotiations Over Nine Months 16 16 124 38 185 185 114 September 7, 2016: Following the merger with EMC, Dell issued Class V Common Stock to EMC shareholders to track the performance of Dell’s R-235 174 G-133 economic interest in VMware. 67 B-33 147 150 149 56 May 17 February April 17 May 2 152 144 Dell filed an 8-K announcing the Dell Special Committee (“SC”) Dell communicated to SC Evercore held call 247 existence of the SC to act solely in the R-250 hired financial and legal its desire to commence with SC to discuss 182 G-202 interest of Class V shareholders and advisors to assist in evaluation discussions regarding the potential 23 B-0 Evercore’s role as advisor to SC of strategic alternatives conversion of Class V conversion relating to potential strategic shares into Class C 110 R-191 Evercore and SC held discussions with alternatives Dell was shares in parallel with 56 G-191 over 20 Class V shareholders (~40% of considering and their impact discussions regarding a May 4 150 B-191 shares outstanding), to discuss potential on the Class V shareholders reverse merger with options: (a) reverse merger with Dell reported Q1 FY19 VMware 219 R-217 VMware; (b) conversion of Class V results with non-GAAP 96 G-217 shares into Class C shares; (c) an IPO; revenue up 17% YoY 39 B-217 or (d) status quo and double digit growth in Client Solutions and 150 April 27 March 7 Infrastructure Solutions 179 Dell presented potential Groups 215 SC and the VMware transaction framework Special Committee, and for conversion of Class V 237 May 16 respective advisors, began into Class C at exchange 31 due diligence on Dell Light gray for default Word Following strong 36 ratio implied by Dell’s results, Dell table fill, callout boxes and equity value of $45 - VMware and Dell also provided updated $55bn and a Class V 43 annotated boxes: evaluated synergies in a financial projections 35 price of $90.00 - $110.00 potential transaction R-234 to Goldman Sachs, 33 / share, implying Class V G-234 SC and Evercore ownership in pro forma B-234 70 entity of 24.6% - 32.8% 30 Word tables: 16 3pt border, R-16,G-124,B-185 205 170 99 FEB MAR APR MAY 35 Primary Secondary 142 colored font: colored font: 2018 127 191 16 147 13 124 149 191 191 185 152

Excel Accent chart colors/ colors: Comprehensive Evaluation and Extensive Negotiations Over Nine Months (Cont’d) 16 16 124 38 185 185 114 R-235 174 G-133 67 B-33 May 22 June 4 July 2 Dell presented a framework for After receiving Dell’s revised projections, the SC and Dell announced approval 147 150 conversion of Class V shares into SC hired a third party consultant to review of an agreement to convert Class 149 56 152 144 Class C shares and held a call with Dell’s financial forecasts and operating data, V shares into Class C shares at Evercore to discuss the revised competitive positioning and market dynamics an exchange ratio of 1.3665 projections. The framework outlined to provide inputs for a sensitized set of shares and/or for cash at a price 247 R-250 182 three options: (1) exchange at financial projections of $109 / share, up to a maximum G-202 23 B-0 $100.00 / Class V share and Dell amount of $9bn. Following equity valuation of $50bn implying completion, Class C common 110 pro forma ownership of 28.5%; (2) stock would be publicly listed on R-191 56 June 16 G-191 up to $3bn cash for Class V shares the NYSE 150 B-191 at 25% premium to 30-day VWAP SC submitted its first or implied exchange at $100.00 / counterproposal at $115.00 / share, 219 R-217 share for the remaining outstanding equity value of $42.5bn and up to 96 G-217 Class V shares (equity valuation of $9bn in cash, implying pro forma 39 B-217 $50bn); and (3) up to $3bn cash for ownership of 24.7% assuming Class V shares at 20% premium or election of full $9bn cash or 35.0% 150 implied exchange at $107.50 / on an all stock basis 179 share (equity valuation of $50bn) 215 Following the initial counter proposal, multiple rounds of 237 negotiations commenced. 31 Light gray for default Word 36 Negotiations resulted in a best and table fill, callout boxes and final proposal from Dell of $109.00 / 43 annotated boxes: Class V share, including cash 35 election up to $9bn and Dell R-234 33 valuation of $48.4bn G-234 B-234 70 30 Word tables: 16 3pt border, R-16,G-124,B-185 205 170 99 MAY JUNE JULY 35 Primary Secondary 142 colored font: colored font: 127 2018 191 16 147 14 124 149 191 191 185 152 Excel Accent chart colors/ colors: Comprehensive Evaluation and Extensive Negotiations Over Nine Months (Cont’d) 16 16 124 38 185 185 114 R-235 174 G-133 67 B-33 May 22 June 4 July 2 Dell presented a framework for After receiving Dell’s revised projections, the SC and Dell announced approval 147 150 conversion of Class V shares into SC hired a third party consultant to review of an agreement to convert Class 149 56 152 144 Class C shares and held a call with Dell’s financial forecasts and operating data, V shares into Class C shares at Evercore to discuss the revised competitive positioning and market dynamics an exchange ratio of 1.3665 projections. The framework outlined to provide inputs for a sensitized set of shares and/or for cash at a price 247 R-250 182 three options: (1) exchange at financial projections of $109 / share, up to a maximum G-202 23 B-0 $100.00 / Class V share and Dell amount of $9bn. Following equity valuation of $50bn implying completion, Class C common 110 pro forma ownership of 28.5%; (2) stock would be publicly listed on R-191 56 June 16 G-191 up to $3bn cash for Class V shares the NYSE 150 B-191 at 25% premium to 30-day VWAP SC submitted its first or implied exchange at $100.00 / counterproposal at $115.00 / share, 219 R-217 share for the remaining outstanding equity value of $42.5bn and up to 96 G-217 Class V shares (equity valuation of $9bn in cash, implying pro forma 39 B-217 $50bn); and (3) up to $3bn cash for ownership of 24.7% assuming Class V shares at 20% premium or election of full $9bn cash or 35.0% 150 implied exchange at $107.50 / on an all stock basis 179 share (equity valuation of $50bn) 215 Following the initial counter proposal, multiple rounds of 237 negotiations commenced. 31 Light gray for default Word 36 Negotiations resulted in a best and table fill, callout boxes and final proposal from Dell of $109.00 / 43 annotated boxes: Class V share, including cash 35 election up to $9bn and Dell R-234 33 valuation of $48.4bn G-234 B-234 70 30 Word tables: 16 3pt border, R-16,G-124,B-185 205 170 99 MAY JUNE JULY 35 Primary Secondary 142 colored font: colored font: 127 2018 191 16 147 14 124 149 191 191 185 152

Excel Accent chart colors/ colors: Comprehensive Evaluation and Extensive Negotiations Over Nine Months (Cont’d) 16 16 124 38 185 185 114 R-235 174 G-133 November 2 November 7 - 14 November 9 67 B-33 Dell and SLP authorized Dell negotiated with Elliott, Dell management conducted a 147 150 Dodge & Cox and other key Goldman Sachs to reach call with Evercore to provide a 149 56 out to certain Class V shareholders on revised financial update and its views on 152 144 transaction terms, including shareholders to gather Dell and VMware financial (1) an increase in the price their perspectives on projections for Q3 FY19 247 R-250 of Class V shares from $109 certain modifications to the 182 G-202 to $120 per Class V share, deal terms 23 B-0 (2) an increase in the cash consideration by $5bn to 110 R-191 $14bn total, (3) an exchange 56 G-191 ratio “top-up” (subject to a 150 B-191 cap) to provide price protection; and (4) one 219 R-217 director to be elected by the 96 G-217 separate vote of Class C 39 B-217 shareholders at the 2020 annual meeting and a 150 commitment to add a fourth 179 independent director by th 215 June 30 , 2019 237 November 1 November 4 - 10 November 8 November 12 - 14 31 Light gray for default Word Dell management Evercore and Goldman SC provided its views on Dell communicated the 36 table fill, callout boxes and conducted a call with Sachs reached out the terms of a revised revised terms to SC and Evercore to provide a separately to Class V proposal, based on Evercore. They also 43 annotated boxes: business and financial shareholders under shareholder feedback confirmed that Dodge & Cox, 35 R-234 33 update on Dell, VMware confidentially agreements received by SC and Elliott, Canyon and Mason, G-234 and the other to get feedback on Evercore representing ~17% of B-234 70 strategically aligned potentially revised deal outstanding shares, had 30 businesses terms and their signed support and voting Word tables: 16 perspectives on the agreements 3pt border, transaction in general R-16,G-124,B-185 205 170 99 35 November Primary Secondary 142 colored font: colored font: 127 2018 191 16 147 15 124 149 191 191 185 152 Excel Accent chart colors/ colors: Comprehensive Evaluation and Extensive Negotiations Over Nine Months (Cont’d) 16 16 124 38 185 185 114 R-235 174 G-133 November 2 November 7 - 14 November 9 67 B-33 Dell and SLP authorized Dell negotiated with Elliott, Dell management conducted a 147 150 Dodge & Cox and other key Goldman Sachs to reach call with Evercore to provide a 149 56 out to certain Class V shareholders on revised financial update and its views on 152 144 transaction terms, including shareholders to gather Dell and VMware financial (1) an increase in the price their perspectives on projections for Q3 FY19 247 R-250 of Class V shares from $109 certain modifications to the 182 G-202 to $120 per Class V share, deal terms 23 B-0 (2) an increase in the cash consideration by $5bn to 110 R-191 $14bn total, (3) an exchange 56 G-191 ratio “top-up” (subject to a 150 B-191 cap) to provide price protection; and (4) one 219 R-217 director to be elected by the 96 G-217 separate vote of Class C 39 B-217 shareholders at the 2020 annual meeting and a 150 commitment to add a fourth 179 independent director by th 215 June 30 , 2019 237 November 1 November 4 - 10 November 8 November 12 - 14 31 Light gray for default Word Dell management Evercore and Goldman SC provided its views on Dell communicated the 36 table fill, callout boxes and conducted a call with Sachs reached out the terms of a revised revised terms to SC and Evercore to provide a separately to Class V proposal, based on Evercore. They also 43 annotated boxes: business and financial shareholders under shareholder feedback confirmed that Dodge & Cox, 35 R-234 33 update on Dell, VMware confidentially agreements received by SC and Elliott, Canyon and Mason, G-234 and the other to get feedback on Evercore representing ~17% of B-234 70 strategically aligned potentially revised deal outstanding shares, had 30 businesses terms and their signed support and voting Word tables: 16 perspectives on the agreements 3pt border, transaction in general R-16,G-124,B-185 205 170 99 35 November Primary Secondary 142 colored font: colored font: 127 2018 191 16 147 15 124 149 191 191 185 152

Excel Accent chart colors/ colors: Improved Transaction Terms Over the Course of Extensive Negotiations 16 16 124 38 185 185 Date of Proposal Dell Equity Value Class V Value / Share Class V Cash Consideration Governance 114 R-235 Maintain existing Dell $50bn $100.00 / share $0bn 174 April 2018 G-133 corporate governance 67 B-33 1 $100.00 / share in stock 147 150 1 $3bn May 2018 149 $107.50 / share in stock 56 152 144 247 R-250 June 1, 182 $8bn G-202 2018 23 B-0 110 $100.00 / share in R-191 June 2, 56 G-191 $9bn cash & stock 2018 150 B-191 Governance to follow existing Dell 219 R-217 $105.00 / share in June 21, organizational documents 96 G-217 cash & stock 2018 39 B-217 as if Dell had completed an IPO 150 June 26, 179 2018 $107.00 / share in 215 $48.4bn (First cash & stock Round) 237 31 Light gray for default Word 36 June 26, $109.00 / share in table fill, callout boxes and 2018 cash & stock 43 annotated boxes: (Second 35 Round) R-234 33 G-234 $118.00 / share in B-234 70 Nov 8, 2018 $14bn cash & stock 30 Word tables: One Board Director elected 16 3pt border, $120.00 / share in by Class C. Commitment to R-16,G-124,B-185 Nov 9, 2018 th 205 cash & stock add a 4 independent 170 director by June 30, 2019 99 Nov. 12 – Nov. 14, Effective value of $120-$130 / 1 35 $40.1bn - $48.3bn 2 2018 Primary Secondary share in cash & stock 142 colored font: colored font: 127 1. Difference due to change in Dell total shares outstanding and is consistent with the $77.97 per share price 2. Dependent on exchange ratio 191 16 147 16 124 149 191 191 185 152 Excel Accent chart colors/ colors: Improved Transaction Terms Over the Course of Extensive Negotiations 16 16 124 38 185 185 Date of Proposal Dell Equity Value Class V Value / Share Class V Cash Consideration Governance 114 R-235 Maintain existing Dell $50bn $100.00 / share $0bn 174 April 2018 G-133 corporate governance 67 B-33 1 $100.00 / share in stock 147 150 1 $3bn May 2018 149 $107.50 / share in stock 56 152 144 247 R-250 June 1, 182 $8bn G-202 2018 23 B-0 110 $100.00 / share in R-191 June 2, 56 G-191 $9bn cash & stock 2018 150 B-191 Governance to follow existing Dell 219 R-217 $105.00 / share in June 21, organizational documents 96 G-217 cash & stock 2018 39 B-217 as if Dell had completed an IPO 150 June 26, 179 2018 $107.00 / share in 215 $48.4bn (First cash & stock Round) 237 31 Light gray for default Word 36 June 26, $109.00 / share in table fill, callout boxes and 2018 cash & stock 43 annotated boxes: (Second 35 Round) R-234 33 G-234 $118.00 / share in B-234 70 Nov 8, 2018 $14bn cash & stock 30 Word tables: One Board Director elected 16 3pt border, $120.00 / share in by Class C. Commitment to R-16,G-124,B-185 Nov 9, 2018 th 205 cash & stock add a 4 independent 170 director by June 30, 2019 99 Nov. 12 – Nov. 14, Effective value of $120-$130 / 1 35 $40.1bn - $48.3bn 2 2018 Primary Secondary share in cash & stock 142 colored font: colored font: 127 1. Difference due to change in Dell total shares outstanding and is consistent with the $77.97 per share price 2. Dependent on exchange ratio 191 16 147 16 124 149 191 191 185 152

Excel Accent chart colors/ colors: Progression of Proposal Leading to Substantially Improved Terms 16 16 124 38 ($ in billions, except per share values) 185 185 The Special Committee engaged in extensive negotiations with Dell 114 Dell Proposed SC Counter Revised Transaction R-235 174 G-133 Framework Values Proposals Proposal 67 B-33 Class V Equity Value $19.9 $20.9 $21.3 $21.7 $21.9 $22.4 $22.9 $23.9 147 Class V Value Per Share $100.00 $105.00 $107.00 $109.00 $110.00 $112.50 $115.00 $120.00 150 149 56 Premium to Current Class V ($101.57 as of 11/13/18) (1.5%) 3.4% 5.3% 7.3% 8.3% 10.8% 13.2% 18.1% 152 144 Discount to Current VMware Value ($150.51 as of 11/13/18) (34.4%) (31.2%) (29.9%) (28.5%) (27.9%) (26.3%) (24.6%) (21.3%) $42.5 31.9% 33.0% 33.4% 33.8% 34.0% 34.5% 35.0% 36.0% 9.3x 8.6x 247 R-250 182 G-202 $45.0 30.7% 31.7% 32.2% 32.6% 32.8% 33.3% 33.8% 34.7% 9.7 8.9 23 B-0 $46.0 30.2% 31.3% 31.7% 32.1% 32.3% 32.8% 33.3% 34.2% 9.9 9.0 All Stock 110 R-191 $48.4 29.2% 30.2% 30.6% 31.0% 31.2% 31.7% 32.1% 33.1% 10.2 9.4 56 G-191 150 B-191 $50.0 28.5% 29.5% 29.9% 30.3% 30.5% 31.0% 31.4% 32.4% 10.5 9.6 (6/26, 6/2) – 219 R-217 Current Transaction (6/2) (6/21) (6/26) (6/27) (6/26) (6/25) (6/16) Announced Proposal 96 G-217 Proposal (11/12) (7/2) 39 B-217 150 $42.5 20.5% 21.9% 22.5% 23.0% 23.3% 24.0% 24.7% 26.0% 9.2x 8.4x 179 $45.0 19.6% 21.0% 21.5% 22.1% 22.3% 23.0% 23.6% 24.9% 9.3 8.5 Up to 215 $9bn Cash, $46.0 19.2% 20.6% 21.1% 21.7% 21.9% 22.6% 23.2% 24.5% 9.5 8.7 237 Remaining $48.3 18.4% 19.8% 20.3% 20.8% 21.1% 21.7% 22.3% 23.6% 9.6 8.8 31 Stock Light gray for default Word 36 17.9% 19.3% 19.8% 20.3% 20.5% 21.2% 21.8% 23.0% $50.0 9.7 8.9 table fill, callout boxes and 43 annotated boxes: 35 Class V Price Per Share During Averaging Period $104.55 $106.00 $109.00 $112.00 $114.00 $116.00 $118.00 $120.00 R-234 33 G-234 B-234 70 $14bn Cash 30 $48.3 19.8% 19.6% 19.1% 18.5% 18.2% 17.8% 17.4% 17.0% Word tables: Election 16 3pt border, R-16,G-124,B-185 205 Ownership increases if Class V trades lower during the Averaging Period 170 based on $14bn cash election Source: Market data 99 Note: Dell equity value assumed from $42.5-$50bn for illustrative purposes; Class V’s ownership in Vail is 49%; Share prices are illustrative and no opinion or advice is rendered as to the prices at which Class V shares or any other shares of Dell or VMware or any other entity will trade at any time 1. Assumed Dell equity value includes 32% of VMware equity (assumed at current market valuation) and economic stakes in growth assets 35 2. Percentage of cash at $14bn consideration in cash Primary Secondary 142 3. All stock and $14bn cash consideration case as of 11/13/18 market data and forecasted Q3 financials per Dell management, $9bn cash consideration multiples as of 6/29/18 market data and Q1 FY18 financials colored font: colored font: 4. Previous proposals and offers made from June 2,2018 through November 11,2018 included a Dell equity value of $48.4bn. The change to $48.3bn in the most recent proposal was the result of a change in Dell share count 127 while maintaining the same per share price for Dell ($79.77) and exchange ratio 191 16 147 17 124 149 191 191 185 152 Dell Dell Dell 1 1 1 Equity Value Equity Value Equity ValueExcel Accent chart colors/ colors: Progression of Proposal Leading to Substantially Improved Terms 16 16 124 38 ($ in billions, except per share values) 185 185 The Special Committee engaged in extensive negotiations with Dell 114 Dell Proposed SC Counter Revised Transaction R-235 174 G-133 Framework Values Proposals Proposal 67 B-33 Class V Equity Value $19.9 $20.9 $21.3 $21.7 $21.9 $22.4 $22.9 $23.9 147 Class V Value Per Share $100.00 $105.00 $107.00 $109.00 $110.00 $112.50 $115.00 $120.00 150 149 56 Premium to Current Class V ($101.57 as of 11/13/18) (1.5%) 3.4% 5.3% 7.3% 8.3% 10.8% 13.2% 18.1% 152 144 Discount to Current VMware Value ($150.51 as of 11/13/18) (34.4%) (31.2%) (29.9%) (28.5%) (27.9%) (26.3%) (24.6%) (21.3%) $42.5 31.9% 33.0% 33.4% 33.8% 34.0% 34.5% 35.0% 36.0% 9.3x 8.6x 247 R-250 182 G-202 $45.0 30.7% 31.7% 32.2% 32.6% 32.8% 33.3% 33.8% 34.7% 9.7 8.9 23 B-0 $46.0 30.2% 31.3% 31.7% 32.1% 32.3% 32.8% 33.3% 34.2% 9.9 9.0 All Stock 110 R-191 $48.4 29.2% 30.2% 30.6% 31.0% 31.2% 31.7% 32.1% 33.1% 10.2 9.4 56 G-191 150 B-191 $50.0 28.5% 29.5% 29.9% 30.3% 30.5% 31.0% 31.4% 32.4% 10.5 9.6 (6/26, 6/2) – 219 R-217 Current Transaction (6/2) (6/21) (6/26) (6/27) (6/26) (6/25) (6/16) Announced Proposal 96 G-217 Proposal (11/12) (7/2) 39 B-217 150 $42.5 20.5% 21.9% 22.5% 23.0% 23.3% 24.0% 24.7% 26.0% 9.2x 8.4x 179 $45.0 19.6% 21.0% 21.5% 22.1% 22.3% 23.0% 23.6% 24.9% 9.3 8.5 Up to 215 $9bn Cash, $46.0 19.2% 20.6% 21.1% 21.7% 21.9% 22.6% 23.2% 24.5% 9.5 8.7 237 Remaining $48.3 18.4% 19.8% 20.3% 20.8% 21.1% 21.7% 22.3% 23.6% 9.6 8.8 31 Stock Light gray for default Word 36 17.9% 19.3% 19.8% 20.3% 20.5% 21.2% 21.8% 23.0% $50.0 9.7 8.9 table fill, callout boxes and 43 annotated boxes: 35 Class V Price Per Share During Averaging Period $104.55 $106.00 $109.00 $112.00 $114.00 $116.00 $118.00 $120.00 R-234 33 G-234 B-234 70 $14bn Cash 30 $48.3 19.8% 19.6% 19.1% 18.5% 18.2% 17.8% 17.4% 17.0% Word tables: Election 16 3pt border, R-16,G-124,B-185 205 Ownership increases if Class V trades lower during the Averaging Period 170 based on $14bn cash election Source: Market data 99 Note: Dell equity value assumed from $42.5-$50bn for illustrative purposes; Class V’s ownership in Vail is 49%; Share prices are illustrative and no opinion or advice is rendered as to the prices at which Class V shares or any other shares of Dell or VMware or any other entity will trade at any time 1. Assumed Dell equity value includes 32% of VMware equity (assumed at current market valuation) and economic stakes in growth assets 35 2. Percentage of cash at $14bn consideration in cash Primary Secondary 142 3. All stock and $14bn cash consideration case as of 11/13/18 market data and forecasted Q3 financials per Dell management, $9bn cash consideration multiples as of 6/29/18 market data and Q1 FY18 financials colored font: colored font: 4. Previous proposals and offers made from June 2,2018 through November 11,2018 included a Dell equity value of $48.4bn. The change to $48.3bn in the most recent proposal was the result of a change in Dell share count 127 while maintaining the same per share price for Dell ($79.77) and exchange ratio 191 16 147 17 124 149 191 191 185 152 Dell Dell Dell 1 1 1 Equity Value Equity Value Equity Value

To update section number manually, click in the text box, go to Numbering: III. Evercore Valuation Analysis To update section number manually, click in the text box, go to Numbering: III. Evercore Valuation Analysis

Excel Accent chart colors/ colors: Class V vs. VMware Stock Price Performance ($ / share) 16 16 124 38 Since inception, the Class V tracking stock has consistently traded at a discount to VMware, but Class V 185 185 Average has realized an outsized return as compared to other tracking stocks 114 R-235 Class V Discount 174 G-133 1 Prior to Announcement 29-June-2018 34.8% 67 B-33 Overall Return Since Leak 25-Jan-2018 40.5% 6-November-2018: News leaks about Dell Class V (DVMT) 136% Prior to Leak 25-Jan-2018 32.5% 147 150 Dell holding discussions with selected Announced Offer 179% 149 56 1 Month 36.1% shareholders’ regarding potential 152 144 3 Month 37.5% improvement in terms of the announced Average of Precedent Tracking Stocks 50% 1 Year 39.5% offer Median of Precedent Tracking Stocks 48% 247 R-250 All Time High 49.1% 182 G-202 All Time Low 27.3% 23 B-0 60% Since Inception of Class V 35.3% $160.00 110 R-191 $150.51 56 G-191 150 B-191 50% 219 R-217 96 G-217 39 B-217 $120.00 2-Feb-2018: Dell files 40% 150 8K announcing 179 $101.57 215 strategic review 33.4% $81.91 237 30% 31 $80.00 Light gray for default Word 36 30.1% table fill, callout boxes and 15-October-2018: 43 annotated boxes: Icahn reports 35 $57.29 25-Jan-2018: Rumors of a potential Dell / 20% R-234 8.3% stake in 33 VMware transaction leaked. Unaffected G-234 Class V and B-234 share price: VMware: $137.63; Class V: announces 70 $40.00 $88.44, Implied Class V Discount: 36% intention to vote 30 Word tables: 2-July-2018: Class C / Class V 16 against Class V 10% 3pt border, 29-Jan-2018: Reports of a potential exchange announced representing transaction (since R-16,G-124,B-185 reverse merger emerge. VMware falls a Dell valuation of $48.4bn and a increased to 205 17%, Class V falls 10%, Class V Class V value of $109 / share 170 9.3%) discount: 40% 99 $ - 0% Aug-16 Jan-17 Jul-17 Dec-17 Jun-18 Nov-18 35 Primary Secondary 142 VMware Class V Class V Discount colored font: colored font: Source: FactSet, Market data as of 11/13/18 127 1. Represents return from inception to same trading period as Class V ~2 years for Uni. of Phoenix, SiriusXM A, SiriusXM B, SiriusXM C, Sprint PCS, Expedia A, TripAdvisor A, Rainbow Media Group, Biosurgery and Go.com 191 16 147 18 124 149 191 191 185 152 Excel Accent chart colors/ colors: Class V vs. VMware Stock Price Performance ($ / share) 16 16 124 38 Since inception, the Class V tracking stock has consistently traded at a discount to VMware, but Class V 185 185 Average has realized an outsized return as compared to other tracking stocks 114 R-235 Class V Discount 174 G-133 1 Prior to Announcement 29-June-2018 34.8% 67 B-33 Overall Return Since Leak 25-Jan-2018 40.5% 6-November-2018: News leaks about Dell Class V (DVMT) 136% Prior to Leak 25-Jan-2018 32.5% 147 150 Dell holding discussions with selected Announced Offer 179% 149 56 1 Month 36.1% shareholders’ regarding potential 152 144 3 Month 37.5% improvement in terms of the announced Average of Precedent Tracking Stocks 50% 1 Year 39.5% offer Median of Precedent Tracking Stocks 48% 247 R-250 All Time High 49.1% 182 G-202 All Time Low 27.3% 23 B-0 60% Since Inception of Class V 35.3% $160.00 110 R-191 $150.51 56 G-191 150 B-191 50% 219 R-217 96 G-217 39 B-217 $120.00 2-Feb-2018: Dell files 40% 150 8K announcing 179 $101.57 215 strategic review 33.4% $81.91 237 30% 31 $80.00 Light gray for default Word 36 30.1% table fill, callout boxes and 15-October-2018: 43 annotated boxes: Icahn reports 35 $57.29 25-Jan-2018: Rumors of a potential Dell / 20% R-234 8.3% stake in 33 VMware transaction leaked. Unaffected G-234 Class V and B-234 share price: VMware: $137.63; Class V: announces 70 $40.00 $88.44, Implied Class V Discount: 36% intention to vote 30 Word tables: 2-July-2018: Class C / Class V 16 against Class V 10% 3pt border, 29-Jan-2018: Reports of a potential exchange announced representing transaction (since R-16,G-124,B-185 reverse merger emerge. VMware falls a Dell valuation of $48.4bn and a increased to 205 17%, Class V falls 10%, Class V Class V value of $109 / share 170 9.3%) discount: 40% 99 $ - 0% Aug-16 Jan-17 Jul-17 Dec-17 Jun-18 Nov-18 35 Primary Secondary 142 VMware Class V Class V Discount colored font: colored font: Source: FactSet, Market data as of 11/13/18 127 1. Represents return from inception to same trading period as Class V ~2 years for Uni. of Phoenix, SiriusXM A, SiriusXM B, SiriusXM C, Sprint PCS, Expedia A, TripAdvisor A, Rainbow Media Group, Biosurgery and Go.com 191 16 147 18 124 149 191 191 185 152

Excel Accent chart colors/ colors: 1 Dell Excl. VMware Revenue Growth Rate vs. Peers 16 16 124 38 185 185 Dell’s revenue growth rate has and is expected to significantly outpace peers 114 R-235 174 G-133 67 B-33 YoY Revenue Growth (CY2016A – CY2020E) 147 150 149 56 CY17-CY18 CY18-CY19 CY19-CY20 152 144 9.3% Mean: 4.7% 2.2% 3.1% 8.7% Median 4.4% 1.8% 3.0% 247 R-250 6.7% 182 6.4% G-202 5.5% 5.4% 23 5.3% B-0 4.1% 4.0% 3.7% 3.5% 3.3% 2.6% 110 R-191 2.2% 2.1% 1.6% 1.7% 56 G-191 0.8% 0.8% 0.4% 150 B-191 219 R-217 (0.4%) 96 G-217 Dell Cisco Oracle HP NetApp IBM HPE 39 B-217 150 179 215 Revenue CAGR (CY2018E – CY2020E) 237 5.3% 31 Mean: 2.4% Light gray for default Word 36 4.8% Median: 1.8% table fill, callout boxes and 3.9% 43 annotated boxes: 35 R-234 33 G-234 2.1% 1.3% 1.6% B-234 70 30 0.0% Word tables: 16 3pt border, 2 R-16,G-124,B-185 Dell Cisco Oracle HP NetApp IBM HPE 205 ‘FY19-’FY21 170 99 35 Source: Company Filings, FactSet, Market Data as of 11/13/18, Dell management projections Primary Secondary 142 Note: Dell financials per Dell management case; Dell metrics based on fiscal year end shown as non HQ allocated financials, FY19 shown as CY18, FY20 shown as CY19. FY21 shown as CY20 colored font: colored font: 1. Includes 100% owned entities (CSG, ISG, RSA, Virtustream, and Boomi) as well as SecureWorks, Pivotal, and DFS 127 2. Due to a lack of broker estimates, represents annual growth rate from CY18E to CY19E 191 16 147 19 124 149 191 191 185 152 ‘18-’19 ‘19-’20 ‘20-’21 Excel Accent chart colors/ colors: 1 Dell Excl. VMware Revenue Growth Rate vs. Peers 16 16 124 38 185 185 Dell’s revenue growth rate has and is expected to significantly outpace peers 114 R-235 174 G-133 67 B-33 YoY Revenue Growth (CY2016A – CY2020E) 147 150 149 56 CY17-CY18 CY18-CY19 CY19-CY20 152 144 9.3% Mean: 4.7% 2.2% 3.1% 8.7% Median 4.4% 1.8% 3.0% 247 R-250 6.7% 182 6.4% G-202 5.5% 5.4% 23 5.3% B-0 4.1% 4.0% 3.7% 3.5% 3.3% 2.6% 110 R-191 2.2% 2.1% 1.6% 1.7% 56 G-191 0.8% 0.8% 0.4% 150 B-191 219 R-217 (0.4%) 96 G-217 Dell Cisco Oracle HP NetApp IBM HPE 39 B-217 150 179 215 Revenue CAGR (CY2018E – CY2020E) 237 5.3% 31 Mean: 2.4% Light gray for default Word 36 4.8% Median: 1.8% table fill, callout boxes and 3.9% 43 annotated boxes: 35 R-234 33 G-234 2.1% 1.3% 1.6% B-234 70 30 0.0% Word tables: 16 3pt border, 2 R-16,G-124,B-185 Dell Cisco Oracle HP NetApp IBM HPE 205 ‘FY19-’FY21 170 99 35 Source: Company Filings, FactSet, Market Data as of 11/13/18, Dell management projections Primary Secondary 142 Note: Dell financials per Dell management case; Dell metrics based on fiscal year end shown as non HQ allocated financials, FY19 shown as CY18, FY20 shown as CY19. FY21 shown as CY20 colored font: colored font: 1. Includes 100% owned entities (CSG, ISG, RSA, Virtustream, and Boomi) as well as SecureWorks, Pivotal, and DFS 127 2. Due to a lack of broker estimates, represents annual growth rate from CY18E to CY19E 191 16 147 19 124 149 191 191 185 152 ‘18-’19 ‘19-’20 ‘20-’21

Excel Accent chart colors/ colors: ($ in billions, except per share values) Dell Implied Valuation Multiples vs. Peers 16 16 124 38 185 185 The implied valuation for Dell compares favorably to that of its primarily lower growth peers 114 R-235 174 G-133 EV / EBITDA CY18E EV / EBITDA CY19E 67 B-33 Mean: 9.1x Mean: 8.7x 147 150 11.8x 149 56 Median: 9.3x Median: 9.1x 10.9x 152 10.4x 10.8x 144 10.2x 10.4x 10.2x 9.4x 8.2x 7.7x 7.4x 8.0x 247 R-250 182 G-202 23 B-0 5.5x 5.5x 110 R-191 56 G-191 150 B-191 219 R-217 1 1 96 G-217 Dell CSCO ORCL IBM HPQ HPE NTAP Dell CSCO ORCL IBM HPQ HPE NTAP 39 2 2 B-217 (Core ex-Growth) (Core ex-Growth) 150 179 P / E CY18E P / E CY19E 215 237 Mean: 13.4x Mean: 12.9x 31 19.2x Light gray for default Word Median: 13.2x Median: 12.9x 36 17.2x table fill, callout boxes and 16.2x 14.8x 15.4x 14.4x 43 annotated boxes: 11.7x 11.3x 10.3x 9.9x 35 8.9x 8.8x R-234 33 10.1x G-234 B-234 7.9x 70 30 Word tables: 16 3pt border, R-16,G-124,B-185 205 170 1 1 Dell CSCO ORCL IBM HPQ HPE NTAP Dell CSCO ORCL IBM HPQ HPE NTAP 99 2 2 (Core ex-Growth) (Core ex-Growth) 35 Source: Factset as of 11/13/18, Dell management projections, merger agreement Primary Secondary 142 1. Dell fiscal year ends late January / early February; for comparison Dell FY19 used as proxy for prior calendar year (CY18) and so forth colored font: colored font: 2. Core ex-Growth represents Dell excl. VMware less Pivotal, SecureWorks and Boomi financials (due to negative contribution to consolidated EBITDA and earnings metrics); Net income metrics of $2.6mm and $3.3 for FY19 127 and FY20 respectively are based on Dell management case as provided to Evercore through Goldman Sachs presentations 191 16 147 20 124 149 191 191 185 152 Excel Accent chart colors/ colors: ($ in billions, except per share values) Dell Implied Valuation Multiples vs. Peers 16 16 124 38 185 185 The implied valuation for Dell compares favorably to that of its primarily lower growth peers 114 R-235 174 G-133 EV / EBITDA CY18E EV / EBITDA CY19E 67 B-33 Mean: 9.1x Mean: 8.7x 147 150 11.8x 149 56 Median: 9.3x Median: 9.1x 10.9x 152 10.4x 10.8x 144 10.2x 10.4x 10.2x 9.4x 8.2x 7.7x 7.4x 8.0x 247 R-250 182 G-202 23 B-0 5.5x 5.5x 110 R-191 56 G-191 150 B-191 219 R-217 1 1 96 G-217 Dell CSCO ORCL IBM HPQ HPE NTAP Dell CSCO ORCL IBM HPQ HPE NTAP 39 2 2 B-217 (Core ex-Growth) (Core ex-Growth) 150 179 P / E CY18E P / E CY19E 215 237 Mean: 13.4x Mean: 12.9x 31 19.2x Light gray for default Word Median: 13.2x Median: 12.9x 36 17.2x table fill, callout boxes and 16.2x 14.8x 15.4x 14.4x 43 annotated boxes: 11.7x 11.3x 10.3x 9.9x 35 8.9x 8.8x R-234 33 10.1x G-234 B-234 7.9x 70 30 Word tables: 16 3pt border, R-16,G-124,B-185 205 170 1 1 Dell CSCO ORCL IBM HPQ HPE NTAP Dell CSCO ORCL IBM HPQ HPE NTAP 99 2 2 (Core ex-Growth) (Core ex-Growth) 35 Source: Factset as of 11/13/18, Dell management projections, merger agreement Primary Secondary 142 1. Dell fiscal year ends late January / early February; for comparison Dell FY19 used as proxy for prior calendar year (CY18) and so forth colored font: colored font: 2. Core ex-Growth represents Dell excl. VMware less Pivotal, SecureWorks and Boomi financials (due to negative contribution to consolidated EBITDA and earnings metrics); Net income metrics of $2.6mm and $3.3 for FY19 127 and FY20 respectively are based on Dell management case as provided to Evercore through Goldman Sachs presentations 191 16 147 20 124 149 191 191 185 152

Excel Accent chart colors/ colors: Dell Outperformed Expectations During the Process and Since Announcement 16 16 124 38 185 185 Dell has substantially outperformed credit research expectations¹ across all business units in the last three quarters 114 R-235 174 G-133 67 B-33 Revenue Growth Performance and Projections 147 150 2 149 56 Q4 FY2018 Q1 FY2019 Q2 FY2019 FY2019 FY2020 152 144 247 R-250 13.5% 182 12.8% G-202 23 8.3% B-0 7.3% CSG 5.7% 5.5% 3.3% 3.0% 2.4% 0.4% 110 R-191 56 G-191 150 B-191 Q2-FY19 Orders² n Servers +42% 219 n Storage +24% R-217 24.5% 23.6% n Data Protection +17% 96 G-217 ISG 16.0% 39 B-217 9.8% 5.0% 5.0% 3.7% 2.0% 150 (0.1%) (2.9%) 179 215 18.0% 18.3% Dell 10.2% 8.7% 237 8.1% (excl. 4.1% 31 4.0% 3.6% 0.6% Light gray for default Word 0.2% 36 VMware) table fill, callout boxes and 43 annotated boxes: 35 18.6% 17.5% 3 R-234 33 13.6% G-234 10.0% 9.3% Consolidated B-234 4.6% 4.7% 70 4.0% Dell 1.6% 1.6% 30 Word tables: 16 3pt border, R-16,G-124,B-185 205 2 1 170 Actual Credit Research Management Projections 99 Source: Company filings, Wall Street Research 35 1. Represents GS Credit Research published one quarter prior to results published May 31, 2018; Data for Q4-FY18, Q1-FY19 and Q2-FY19 from reports published in Oct-17, Mar-18 and Jun-18, respectively Primary Secondary 142 2. Q2-FY2019 Actual data represents order data for first 6 weeks of Q2 FY2019, as provided by Dell management colored font: colored font: 3. Updated FY19 guidance for Consolidated Dell represent mid point of guidance provided in comments from management during Q2FY19 earnings release, all other guidance figures as of management guidance prior to 127 transaction announcement 191 16 147 21 124 149 191 191 185 152 Excel Accent chart colors/ colors: Dell Outperformed Expectations During the Process and Since Announcement 16 16 124 38 185 185 Dell has substantially outperformed credit research expectations¹ across all business units in the last three quarters 114 R-235 174 G-133 67 B-33 Revenue Growth Performance and Projections 147 150 2 149 56 Q4 FY2018 Q1 FY2019 Q2 FY2019 FY2019 FY2020 152 144 247 R-250 13.5% 182 12.8% G-202 23 8.3% B-0 7.3% CSG 5.7% 5.5% 3.3% 3.0% 2.4% 0.4% 110 R-191 56 G-191 150 B-191 Q2-FY19 Orders² n Servers +42% 219 n Storage +24% R-217 24.5% 23.6% n Data Protection +17% 96 G-217 ISG 16.0% 39 B-217 9.8% 5.0% 5.0% 3.7% 2.0% 150 (0.1%) (2.9%) 179 215 18.0% 18.3% Dell 10.2% 8.7% 237 8.1% (excl. 4.1% 31 4.0% 3.6% 0.6% Light gray for default Word 0.2% 36 VMware) table fill, callout boxes and 43 annotated boxes: 35 18.6% 17.5% 3 R-234 33 13.6% G-234 10.0% 9.3% Consolidated B-234 4.6% 4.7% 70 4.0% Dell 1.6% 1.6% 30 Word tables: 16 3pt border, R-16,G-124,B-185 205 2 1 170 Actual Credit Research Management Projections 99 Source: Company filings, Wall Street Research 35 1. Represents GS Credit Research published one quarter prior to results published May 31, 2018; Data for Q4-FY18, Q1-FY19 and Q2-FY19 from reports published in Oct-17, Mar-18 and Jun-18, respectively Primary Secondary 142 2. Q2-FY2019 Actual data represents order data for first 6 weeks of Q2 FY2019, as provided by Dell management colored font: colored font: 3. Updated FY19 guidance for Consolidated Dell represent mid point of guidance provided in comments from management during Q2FY19 earnings release, all other guidance figures as of management guidance prior to 127 transaction announcement 191 16 147 21 124 149 191 191 185 152

Excel Accent chart colors/ colors: Dell’s Valuation Arguments Strengthened Through the Process 16 16 124 38 185 185 Valuation and Business Performance 114 R-235 174 G-133 § Management’s expectations for FY20E Core EBIT increased by ~$0.5bn and expectations for net income 67 B-33 Dell Core 1 increased by ~$0.4bn Earnings 147 150 Outperformance 149 56 2 § $3.7bn potential impact on Dell valuation (at 10.0x P/E) 152 144 247 R-250 182 G-202 Dell Core 23 B-0 Cash Flow § Core leveraged free cash flow is conservatively exceeding management’s plan by $2bn 110 R-191 Outperformance 56 G-191 150 B-191 219 R-217 3 § VMware’s share price appreciated $25.76 or 20.6% ($11bn in market capitalization of VMware’s public 96 G-217 39 B-217 VMware Share Price stub) since March Appreciation 150 4 179 § $3.4bn impact on Dell valuation 215 237 5 § Pivotal went public in April and its share price appreciated $2.70 or 18.0% ($695mm increase in market 31 Light gray for default Word 36 Pivotal Share Price capitalization) since the time of its IPO table fill, callout boxes and Appreciation 43 annotated boxes: 35 6 § $355mm impact on Dell valuation R-234 33 G-234 B-234 70 30 Word tables: Cumulative Value 16 § $9.5bn total potential value creation between March 2018 and the end of November 2018 3pt border, Creation R-16,G-124,B-185 205 170 99 Source: D Management, Market data as of 11/13/18 1. Core Dell EBIT tax affected at 20% 2. 10.0x P/E used for illustrative purposes 35 3. Represents equity value increase for basic shares using share price close on 11/13/18 of $150.51 and close of $124.75 on 3/14/18 Primary Secondary 142 4. Represents 31.5% of the $11bn appreciation in market capitalization of VMware’s public stub colored font: colored font: 5. Represents equity value increase for basic shares using share price close on 11/13/18 of $17.70 and IPO price of $15.00 / share 127 6. Represents 51.1% of Pivotal’s $695mm appreciation in market capitalization 191 16 147 22 124 149 191 191 185 152 Excel Accent chart colors/ colors: Dell’s Valuation Arguments Strengthened Through the Process 16 16 124 38 185 185 Valuation and Business Performance 114 R-235 174 G-133 § Management’s expectations for FY20E Core EBIT increased by ~$0.5bn and expectations for net income 67 B-33 Dell Core 1 increased by ~$0.4bn Earnings 147 150 Outperformance 149 56 2 § $3.7bn potential impact on Dell valuation (at 10.0x P/E) 152 144 247 R-250 182 G-202 Dell Core 23 B-0 Cash Flow § Core leveraged free cash flow is conservatively exceeding management’s plan by $2bn 110 R-191 Outperformance 56 G-191 150 B-191 219 R-217 3 § VMware’s share price appreciated $25.76 or 20.6% ($11bn in market capitalization of VMware’s public 96 G-217 39 B-217 VMware Share Price stub) since March Appreciation 150 4 179 § $3.4bn impact on Dell valuation 215 237 5 § Pivotal went public in April and its share price appreciated $2.70 or 18.0% ($695mm increase in market 31 Light gray for default Word 36 Pivotal Share Price capitalization) since the time of its IPO table fill, callout boxes and Appreciation 43 annotated boxes: 35 6 § $355mm impact on Dell valuation R-234 33 G-234 B-234 70 30 Word tables: Cumulative Value 16 § $9.5bn total potential value creation between March 2018 and the end of November 2018 3pt border, Creation R-16,G-124,B-185 205 170 99 Source: D Management, Market data as of 11/13/18 1. Core Dell EBIT tax affected at 20% 2. 10.0x P/E used for illustrative purposes 35 3. Represents equity value increase for basic shares using share price close on 11/13/18 of $150.51 and close of $124.75 on 3/14/18 Primary Secondary 142 4. Represents 31.5% of the $11bn appreciation in market capitalization of VMware’s public stub colored font: colored font: 5. Represents equity value increase for basic shares using share price close on 11/13/18 of $17.70 and IPO price of $15.00 / share 127 6. Represents 51.1% of Pivotal’s $695mm appreciation in market capitalization 191 16 147 22 124 149 191 191 185 152

Excel Accent chart colors/ colors: Sensitivity Case Background and Summary 16 16 124 38 185 185 DISCERN Analytics was hired by the Special Committee to do an independent analysis of Dell’s business assumptions and forecasts 114 R-235 174 G-133 n The Special Committee hired DISCERN Analytics to perform an independent analysis of (i) certain financial forecasts and other financial and 67 B-33 operating data of Dell and (ii) certain industry and market research, including assumptions concerning market growth 147 150 149 n DISCERN Analytics provided a detailed report analyzing (i) certain financial forecasts and other financial and operating data of Dell 56 152 144 (including Dell’s management’s assumptions for VMware) and (ii) certain industry and market research, which Evercore then used to prepare the sensitivity case 247 R-250 Dell Management Case Sensitivity Case 182 G-202 n Summary comparison of Dell management and sensitivity case below: 23 B-0 Revenue EBITDA 110 R-191 56 G-191 150 B-191 219 R-217 $93.7 $91.7 $89.8 96 G-217 $88.6 $86.5 $85.3 $9.9 39 B-217 $82.0 $81.2 $9.2 $78.7 $9.1 $77.9 $8.5 $72.4 $72.4 $8.2 150 $7.8 179 $7.2 $7.0 215 $6.5 $6.4 $6.0 $6.0 237 31 Light gray for default Word 36 table fill, callout boxes and 43 annotated boxes: 35 R-234 33 G-234 B-234 70 FY18A FY19E FY20E FY21E FY22E FY23E FY18A FY19E FY20E FY21E FY22E FY23E 30 Word tables: 16 3pt border, YoY Growth YoY Growth R-16,G-124,B-185 Dell Mgmt. 8.7% 4.1% 5.5% 3.9% 4.3% Dell Mgmt. 9.0% 9.7% 14.8% 11.0% 8.8% 205 170 6.1% 10.4% 11.7% 8.7% 8.0% Sensitivity 7.5% 4.3% 5.0% 3.9% 3.5% Sensitivity 99 % Margin Dell Mgmt. 35 8.3% 8.3% 8.7% 9.5% 10.2% 10.6% Primary Secondary 142 Sensitivity 8.3% 8.2% 8.6% 9.2% 9.6% 10.0% colored font: colored font: Source: Dell management, DISCERN Analytics 127 Note: Detailed commentary on sensitivity case in the appendix 191 16 147 23 124 149 191 191 185 152 Excel Accent chart colors/ colors: Sensitivity Case Background and Summary 16 16 124 38 185 185 DISCERN Analytics was hired by the Special Committee to do an independent analysis of Dell’s business assumptions and forecasts 114 R-235 174 G-133 n The Special Committee hired DISCERN Analytics to perform an independent analysis of (i) certain financial forecasts and other financial and 67 B-33 operating data of Dell and (ii) certain industry and market research, including assumptions concerning market growth 147 150 149 n DISCERN Analytics provided a detailed report analyzing (i) certain financial forecasts and other financial and operating data of Dell 56 152 144 (including Dell’s management’s assumptions for VMware) and (ii) certain industry and market research, which Evercore then used to prepare the sensitivity case 247 R-250 Dell Management Case Sensitivity Case 182 G-202 n Summary comparison of Dell management and sensitivity case below: 23 B-0 Revenue EBITDA 110 R-191 56 G-191 150 B-191 219 R-217 $93.7 $91.7 $89.8 96 G-217 $88.6 $86.5 $85.3 $9.9 39 B-217 $82.0 $81.2 $9.2 $78.7 $9.1 $77.9 $8.5 $72.4 $72.4 $8.2 150 $7.8 179 $7.2 $7.0 215 $6.5 $6.4 $6.0 $6.0 237 31 Light gray for default Word 36 table fill, callout boxes and 43 annotated boxes: 35 R-234 33 G-234 B-234 70 FY18A FY19E FY20E FY21E FY22E FY23E FY18A FY19E FY20E FY21E FY22E FY23E 30 Word tables: 16 3pt border, YoY Growth YoY Growth R-16,G-124,B-185 Dell Mgmt. 8.7% 4.1% 5.5% 3.9% 4.3% Dell Mgmt. 9.0% 9.7% 14.8% 11.0% 8.8% 205 170 6.1% 10.4% 11.7% 8.7% 8.0% Sensitivity 7.5% 4.3% 5.0% 3.9% 3.5% Sensitivity 99 % Margin Dell Mgmt. 35 8.3% 8.3% 8.7% 9.5% 10.2% 10.6% Primary Secondary 142 Sensitivity 8.3% 8.2% 8.6% 9.2% 9.6% 10.0% colored font: colored font: Source: Dell management, DISCERN Analytics 127 Note: Detailed commentary on sensitivity case in the appendix 191 16 147 23 124 149 191 191 185 152

Excel Accent chart colors/ colors: ($ in billions) Overview of Dell Valuation Analysis 16 16 124 38 185 185 Dell Management Case Sensitivity Case 114 R-235 Valuation Methodology Key Assumptions Valuation Range 174 G-133 67 B-33 Implied Equity § DCFs based on projections from FY19 to FY23 for Dell and Method Value Range 147 FY19 to FY22 for VMware 150 $57.5 $72.3 149 EBITDA Multiple Method $57.5 $14.7 $72.3 56 152 144 § Dell excl. VMware DCF: WACC 9.0-10.5%; Terminal EBITDA 1 $52.4 $66.4 Discounted Cash Flow Analysis Perpetuity Growth Method $52.4 $14.0 $66.4 multiple: 8.5x - 9.5x or PGR 1.75% - 2.25% 247 R-250 182 $47.5 $75.4 G-202 EBITDA Multiple Method $47.5 $27.9 $75.4 § VMware DCF: WACC 8.0-10.0%; Terminal EBITDA multiple: 23 B-0 13.0x - 15.0x or PGR 3.0% - 4.0% $42.2 $68.4 Perpetuity Growth Method $42.2 $26.2 $68.4 110 R-191 56 G-191 $36.9 $57.4 FY2019E $36.9 $20.5 $57.4 150 § CSG and ISG based on EV / EBITDA multiples B-191 $35.8 $55.9 FY2020E $35.8 $20.2 $55.9 219 R-217 § Boomi, RSA, Virtustream, Pivotal, SecureWorks based on Sum-of-the-Parts 96 G-217 EV / Revenue given lack of profitability $36.3 $58.9 39 B-217 FY2019E $36.3 $22.7 $58.9 § VMware based on EV / EBITDA and P / E $35.4 $57.8 150 FY2020E $35.4 $22.4 $57.8 179 § Dell excl. VMware based on EV / EBITDA 215 $32.4 $47.8 FY2019E $32.4 $15.4 $47.8 Peer Trading § VMware based on EV / EBITDA and P / E 237 2 $30.9 $46.0 Analysis Dell Excl. VMware FY2020E $30.9 $15.0 $46.0 31 + VMware Light gray for default Word 36 § Effectively ascribes negative value to high growth, $36.3 $53.1 FY2019E $36.3 $16.8 $53.1 table fill, callout boxes and unprofitable businesses: Virtustream, Boomi, Pivotal and 43 annotated boxes: SecureWorks $35.1 $51.6 FY2020E $35.1 $16.5 $51.6 35 R-234 33 § Consolidated Dell incl. VMware based on EV / EBITDA G-234 $32.2 $46.4 FY2019E $32.2 $14.2 $46.4 B-234 70 § Effectively ascribes negative value to high growth, 30 $30.6 $44.5 FY2020E $30.6 $13.9 $44.5 unprofitable businesses: Virtustream, Boomi, Pivotal and Word tables: 16 Consolidated Dell SecureWorks 3pt border, $34.8 $50.4 FY2019E $34.8 $15.6 $50.4 R-16,G-124,B-185 205 § Ascribes less value to VMware given that it trades at a higher 170 FY2020E $33.6 $33.6 $15.3 $48.9 $48.9 multiple on a standalone basis 99 $ - $20 $40 $60 $80 35 Primary Secondary Dell Transaction Value: 142 colored font: colored font: $48.3bn 127 1. For discounted cash flow analyses, Dell’s minority interest in Pivotal and SecureWorks is based on their pre-announcement market valuation 2. For peer trading analysis, Dell’s minority interest in Pivotal and SecureWorks is based on peer trading multiples valuation analyses 191 16 147 24 124 149 191 191 185 152 Excel Accent chart colors/ colors: ($ in billions) Overview of Dell Valuation Analysis 16 16 124 38 185 185 Dell Management Case Sensitivity Case 114 R-235 Valuation Methodology Key Assumptions Valuation Range 174 G-133 67 B-33 Implied Equity § DCFs based on projections from FY19 to FY23 for Dell and Method Value Range 147 FY19 to FY22 for VMware 150 $57.5 $72.3 149 EBITDA Multiple Method $57.5 $14.7 $72.3 56 152 144 § Dell excl. VMware DCF: WACC 9.0-10.5%; Terminal EBITDA 1 $52.4 $66.4 Discounted Cash Flow Analysis Perpetuity Growth Method $52.4 $14.0 $66.4 multiple: 8.5x - 9.5x or PGR 1.75% - 2.25% 247 R-250 182 $47.5 $75.4 G-202 EBITDA Multiple Method $47.5 $27.9 $75.4 § VMware DCF: WACC 8.0-10.0%; Terminal EBITDA multiple: 23 B-0 13.0x - 15.0x or PGR 3.0% - 4.0% $42.2 $68.4 Perpetuity Growth Method $42.2 $26.2 $68.4 110 R-191 56 G-191 $36.9 $57.4 FY2019E $36.9 $20.5 $57.4 150 § CSG and ISG based on EV / EBITDA multiples B-191 $35.8 $55.9 FY2020E $35.8 $20.2 $55.9 219 R-217 § Boomi, RSA, Virtustream, Pivotal, SecureWorks based on Sum-of-the-Parts 96 G-217 EV / Revenue given lack of profitability $36.3 $58.9 39 B-217 FY2019E $36.3 $22.7 $58.9 § VMware based on EV / EBITDA and P / E $35.4 $57.8 150 FY2020E $35.4 $22.4 $57.8 179 § Dell excl. VMware based on EV / EBITDA 215 $32.4 $47.8 FY2019E $32.4 $15.4 $47.8 Peer Trading § VMware based on EV / EBITDA and P / E 237 2 $30.9 $46.0 Analysis Dell Excl. VMware FY2020E $30.9 $15.0 $46.0 31 + VMware Light gray for default Word 36 § Effectively ascribes negative value to high growth, $36.3 $53.1 FY2019E $36.3 $16.8 $53.1 table fill, callout boxes and unprofitable businesses: Virtustream, Boomi, Pivotal and 43 annotated boxes: SecureWorks $35.1 $51.6 FY2020E $35.1 $16.5 $51.6 35 R-234 33 § Consolidated Dell incl. VMware based on EV / EBITDA G-234 $32.2 $46.4 FY2019E $32.2 $14.2 $46.4 B-234 70 § Effectively ascribes negative value to high growth, 30 $30.6 $44.5 FY2020E $30.6 $13.9 $44.5 unprofitable businesses: Virtustream, Boomi, Pivotal and Word tables: 16 Consolidated Dell SecureWorks 3pt border, $34.8 $50.4 FY2019E $34.8 $15.6 $50.4 R-16,G-124,B-185 205 § Ascribes less value to VMware given that it trades at a higher 170 FY2020E $33.6 $33.6 $15.3 $48.9 $48.9 multiple on a standalone basis 99 $ - $20 $40 $60 $80 35 Primary Secondary Dell Transaction Value: 142 colored font: colored font: $48.3bn 127 1. For discounted cash flow analyses, Dell’s minority interest in Pivotal and SecureWorks is based on their pre-announcement market valuation 2. For peer trading analysis, Dell’s minority interest in Pivotal and SecureWorks is based on peer trading multiples valuation analyses 191 16 147 24 124 149 191 191 185 152

Excel Accent chart colors/ colors: Overview of Class V Valuation Analysis 16 16 124 38 185 185 With respect to the value of Class V, Evercore considered the discount at which other tracking stocks trade, the premia at which other tracking stocks converted and the historical trading range of Class V 114 R-235 174 G-133 67 B-33 Valuation Methodology Key Assumptions Valuation Range 147 150 Method Implied Share Price Range 149 56 152 144 § Applies a discount to VMware based on VMware 52-Week $73.65 $135.18 $73.65 $61.53 $135.18 Liberty Sirius XM tracking stock’s (the most Trading Range 247 R-250 comparable tracking stock) discount range 182 G-202 23 over time B-0 $102.21 $125.09 VMware Current Price $102.21 $22.88 $125.09 110 Precedent Tracking Stock Discount§ Discount range of 18.0% - 33.0% applied to R-191 56 G-191 various VMware prices including: VMware‘s 150 B-191 52-week trading range, VMware‘s current $93.46 $114.39 VMware Unaffected Price $93.46 $20.92 $114.39 price, VMware‘s unaffected price and the 219 R-217 Evercore VMware valuation range 96 G-217 39 B-217 $72.60 $142.95 VMware Valuation $72.60 $70.35 $142.95 150 179 § Applies a premium to various Class V share 215 prices based on precedent conversion premia $97.28 $114.97 Unaffected Class V Price $97.28 $17.69 $114.97 ranges 237 Precedent Conversion Premia § Premium range of 10.0% - 30.0% applied to 31 the unaffected Class V price of $88.44 on Light gray for default Word 36 Current $93.04 $109.95 Jan-25-18 and the current Class V price of $93.04 $16.92 $109.95 table fill, callout boxes and Class V Price $101.57 as of Nov-13-18 43 annotated boxes: 35 R-234 Class V 52-Week 33 $65.62 $101.57 $65.62 $35.95 $101.57 G-234 § Illustrative reference for historical Class V Trading Range B-234 trading performance including 52-week 70 Class V Historical Trading Range trading range as of Nov-13-18 and the all 30 Word tables: time high and low All Time Low & 16 $40.00 $101.57 $40.00 $61.57 $101.57 3pt border, All Time High R-16,G-124,B-185 205 170 $25 $50 $75 $100 $125 $150 99 $120.00 Class V Transaction Price 35 Primary Secondary 142 colored font: colored font: 127 1. For discounted cash flow analyses, Dell’s minority interest in Pivotal and SecureWorks is based on their current market valuation 2. For peer trading analysis, Dell’s minority interest in Pivotal and SecureWorks is based on peer trading multiples valuation analyses 191 16 147 25 124 149 191 191 185 152 Excel Accent chart colors/ colors: Overview of Class V Valuation Analysis 16 16 124 38 185 185 With respect to the value of Class V, Evercore considered the discount at which other tracking stocks trade, the premia at which other tracking stocks converted and the historical trading range of Class V 114 R-235 174 G-133 67 B-33 Valuation Methodology Key Assumptions Valuation Range 147 150 Method Implied Share Price Range 149 56 152 144 § Applies a discount to VMware based on VMware 52-Week $73.65 $135.18 $73.65 $61.53 $135.18 Liberty Sirius XM tracking stock’s (the most Trading Range 247 R-250 comparable tracking stock) discount range 182 G-202 23 over time B-0 $102.21 $125.09 VMware Current Price $102.21 $22.88 $125.09 110 Precedent Tracking Stock Discount§ Discount range of 18.0% - 33.0% applied to R-191 56 G-191 various VMware prices including: VMware‘s 150 B-191 52-week trading range, VMware‘s current $93.46 $114.39 VMware Unaffected Price $93.46 $20.92 $114.39 price, VMware‘s unaffected price and the 219 R-217 Evercore VMware valuation range 96 G-217 39 B-217 $72.60 $142.95 VMware Valuation $72.60 $70.35 $142.95 150 179 § Applies a premium to various Class V share 215 prices based on precedent conversion premia $97.28 $114.97 Unaffected Class V Price $97.28 $17.69 $114.97 ranges 237 Precedent Conversion Premia § Premium range of 10.0% - 30.0% applied to 31 the unaffected Class V price of $88.44 on Light gray for default Word 36 Current $93.04 $109.95 Jan-25-18 and the current Class V price of $93.04 $16.92 $109.95 table fill, callout boxes and Class V Price $101.57 as of Nov-13-18 43 annotated boxes: 35 R-234 Class V 52-Week 33 $65.62 $101.57 $65.62 $35.95 $101.57 G-234 § Illustrative reference for historical Class V Trading Range B-234 trading performance including 52-week 70 Class V Historical Trading Range trading range as of Nov-13-18 and the all 30 Word tables: time high and low All Time Low & 16 $40.00 $101.57 $40.00 $61.57 $101.57 3pt border, All Time High R-16,G-124,B-185 205 170 $25 $50 $75 $100 $125 $150 99 $120.00 Class V Transaction Price 35 Primary Secondary 142 colored font: colored font: 127 1. For discounted cash flow analyses, Dell’s minority interest in Pivotal and SecureWorks is based on their current market valuation 2. For peer trading analysis, Dell’s minority interest in Pivotal and SecureWorks is based on peer trading multiples valuation analyses 191 16 147 25 124 149 191 191 185 152

Excel Accent chart colors/ Potential Recapture of Portion of Class V Discount Due to Class V Ownership in colors: Pro Forma Dell ($ in billions, except per share values) 16 16 124 38 185 185 Class V would share in the Class V discount that Dell receives due to Class V’s ownership in the pro forma entity, which would increase the price per share to Class V shareholders by $11 - $13 114 R-235 174 G-133 67 B-33 1 147 150 Current Transaction Proposal 149 56 152 144 2 $104.55 $104.55 $120.00 $120.00 Class V Trading Price During Averaging Period 247 R-250 182 G-202 Cash Election - 14.00 - 14.00 23 B-0 Effective Exchange Ratio 1.5043 1.8130 1.5043 1.5043 110 R-191 Class V Equity 56 G-191 150 Value Potential B-191 Recapture Effective Price per Class V Share $120.00 $130.21 $120.00 $120.00 A 219 R-217 ($ in billions) 96 G-217 39 B-217 Total Class V Consideration $23.9 $26.0 $23.9 $23.9 150 Potential Class V Equity Recapture Value $2.1 $0.9 $2.1 $1.1 179 215 Implied Class V Share Price (Incl. Implied B $130.78 $140.90 $130.78 $133.37 237 Additional Potential Value Per Share Recaptured) Class V Share 31 Light gray for default Word Price 36 Implied Premium to Pre-Annc. Class V / table fill, callout boxes and 54.6% / (12.2%) 66.6% / (5.4%) 54.6% / (12.2%) 57.7% / (10.5%) (Incl. Recapture) 4 (Implied Discount to Pre-Annc. VMware) 43 annotated boxes: ($ / share) 35 3 R-234 33 B - A $10.78 $10.69 $10.78 $13.37 Potential Class V Value Recapture Per Share G-234 B-234 70 30 Word ta Impl bles: ied 16 Source: Factset; current transaction proposal data as of 11/13/18; Implied discount to VMware and implied premium to pre-announcement Class V market data as of (6/29/8) 3pt border, Premium to Note: Class V’s ownership in VMware is 49%; Share prices are illustrative and no opinion or advice is rendered as to the prices at which Class V shares or any other shares of Dell or VMware or any other entity will trade at any R-16,G-124,B-185 time Pre-Ann. Class V / 205 1. Assumes Dell equity value of $48.3bn. Assumed Dell equity value includes 32% of VMware equity (assumed at current market valuation) and economic stakes in growth assets. Previous proposals and offers made from 170 (Implied June 2,2018 through November 11,2018 included a Dell equity value of $48.4bn. The change to $48.3bn in the most recent proposal was the result of a change in Dell share count while maintaining the same per share 99 price for Dell ($79.77) and exchange ratio Discount to 2. Represents averaging price for Class V over averaging period with variable exchange ratio increasing pro forma ownership in the $14bn cash scenario from 17.0% to 19.8% and implied recapture based on market value of 2 respective offer to Class V shareholders of $23.9bn for all stock scenario and $26.0bn for maximum cash election Pre-Ann. VMware) 35 3. Represents recapture for Class V stockholders who did not elect cash. With maximum cash election of $14bn only 82.7mm shares remain to participate in potential recapture. In the all stock scenario all shares (199.4mm) Primary Secondary 142 remain outstanding to participate in the potential recapture colored font: colored font: 4. Class V discount to pre-announcement VMware based on a par value of Class V at pre-announcement (6/29) stock price, calculated as 49% of VMware’s pre-announcement market capitalization of $60.1 excluding options 127 and restricted stock units less the stated value of Class V equity 191 16 147 26 124 149 191 191 185 152 Excel Accent chart colors/ Potential Recapture of Portion of Class V Discount Due to Class V Ownership in colors: Pro Forma Dell ($ in billions, except per share values) 16 16 124 38 185 185 Class V would share in the Class V discount that Dell receives due to Class V’s ownership in the pro forma entity, which would increase the price per share to Class V shareholders by $11 - $13 114 R-235 174 G-133 67 B-33 1 147 150 Current Transaction Proposal 149 56 152 144 2 $104.55 $104.55 $120.00 $120.00 Class V Trading Price During Averaging Period 247 R-250 182 G-202 Cash Election - 14.00 - 14.00 23 B-0 Effective Exchange Ratio 1.5043 1.8130 1.5043 1.5043 110 R-191 Class V Equity 56 G-191 150 Value Potential B-191 Recapture Effective Price per Class V Share $120.00 $130.21 $120.00 $120.00 A 219 R-217 ($ in billions) 96 G-217 39 B-217 Total Class V Consideration $23.9 $26.0 $23.9 $23.9 150 Potential Class V Equity Recapture Value $2.1 $0.9 $2.1 $1.1 179 215 Implied Class V Share Price (Incl. Implied B $130.78 $140.90 $130.78 $133.37 237 Additional Potential Value Per Share Recaptured) Class V Share 31 Light gray for default Word Price 36 Implied Premium to Pre-Annc. Class V / table fill, callout boxes and 54.6% / (12.2%) 66.6% / (5.4%) 54.6% / (12.2%) 57.7% / (10.5%) (Incl. Recapture) 4 (Implied Discount to Pre-Annc. VMware) 43 annotated boxes: ($ / share) 35 3 R-234 33 B - A $10.78 $10.69 $10.78 $13.37 Potential Class V Value Recapture Per Share G-234 B-234 70 30 Word ta Impl bles: ied 16 Source: Factset; current transaction proposal data as of 11/13/18; Implied discount to VMware and implied premium to pre-announcement Class V market data as of (6/29/8) 3pt border, Premium to Note: Class V’s ownership in VMware is 49%; Share prices are illustrative and no opinion or advice is rendered as to the prices at which Class V shares or any other shares of Dell or VMware or any other entity will trade at any R-16,G-124,B-185 time Pre-Ann. Class V / 205 1. Assumes Dell equity value of $48.3bn. Assumed Dell equity value includes 32% of VMware equity (assumed at current market valuation) and economic stakes in growth assets. Previous proposals and offers made from 170 (Implied June 2,2018 through November 11,2018 included a Dell equity value of $48.4bn. The change to $48.3bn in the most recent proposal was the result of a change in Dell share count while maintaining the same per share 99 price for Dell ($79.77) and exchange ratio Discount to 2. Represents averaging price for Class V over averaging period with variable exchange ratio increasing pro forma ownership in the $14bn cash scenario from 17.0% to 19.8% and implied recapture based on market value of 2 respective offer to Class V shareholders of $23.9bn for all stock scenario and $26.0bn for maximum cash election Pre-Ann. VMware) 35 3. Represents recapture for Class V stockholders who did not elect cash. With maximum cash election of $14bn only 82.7mm shares remain to participate in potential recapture. In the all stock scenario all shares (199.4mm) Primary Secondary 142 remain outstanding to participate in the potential recapture colored font: colored font: 4. Class V discount to pre-announcement VMware based on a par value of Class V at pre-announcement (6/29) stock price, calculated as 49% of VMware’s pre-announcement market capitalization of $60.1 excluding options 127 and restricted stock units less the stated value of Class V equity 191 16 147 26 124 149 191 191 185 152

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Excel Accent chart colors/ colors: Dave Dorman Bio 16 16 124 38 185 185 David Dorman, Director & Member of the Special Committee of Dell Technologies Inc. 114 R-235 Mr. Dorman has been a member of the board of directors of Dell since September 2016 174 G-133 67 B-33 Mr. Dorman has extensive relevant experience within the technology sector including: § Founding Partner of Centerview Capital Technology, a private investment firm since July 2013 147 150 149 56 § Senior Advisor and Managing Director to Warburg Pincus LLC, a global private equity firm from October 2006 through 152 144 April 2008 247 R-250 § Past Chairman, CEO, President and Director of AT&T. Dorman joined AT&T as President in December 2000 and was 182 G-202 named Chairman and Chief Executive Officer in November 2002, a position he held until November 2005, and served as 23 B-0 President and a director of AT&T from November 2005 to January 2006 110 R-191 § Served as CEO of Concert Communications Services, a global venture created by AT&T and British Telecommunications 56 G-191 plc from 1999 to 2000 150 B-191 § CEO of PointCast, a web-based media company, from 1997 to 1999 219 R-217 96 § CEO and Chairman of Pacific Bell Telephone Company from 1994 to 1997 G-217 39 B-217 § Non-Executive Chairman of the Board of CVS Health Corporation (formerly known as CVS Caremark Corporation), a pharmacy healthcare provider, since May 2011, and as a director of CVS Health Corporation since March 2006 150 179 § Director of PayPal Holdings, Inc., an online payments system operator 215 § Board member of Motorola Solutions, Inc., a global provider of communication infrastructure, devices, accessories, 237 software and services, in July 2006, served as Non-Executive Chairman of the Board of that company from May 2008 to 31 May 2011, and served as its Lead Director until his retirement from his board position in May 2015 Light gray for default Word 36 table fill, callout boxes and § Director of SecureWorks Corp., a public majority owned subsidiary of Dell and global provider of intelligence driven 43 annotated boxes: information security solutions, from April 2016 to July 2016 35 R-234 33 § Director of eBay Inc., an e-commerce company, from May 2014 until July 2015, when he joined the board of directors of G-234 B-234 PayPal Holdings Inc. upon its separation from eBay Inc. 70 30 § Board member of Yum! Brands, Inc., a fast food restaurant company, until May 2017 Word tables: 16 3pt border, The Board selected Mr. Dorman to serve as a director because of his expertise in management, finance and strategic planning R-16,G-124,B-185 gained through his experience as a principal and founder of Centerview and as Chief Executive Officer of AT&T, and because 205 170 of his extensive public company board and committee experience 99 35 Primary Secondary 142 colored font: colored font: 127 191 16 147 27 124 149 191 191 185 152 Excel Accent chart colors/ colors: Dave Dorman Bio 16 16 124 38 185 185 David Dorman, Director & Member of the Special Committee of Dell Technologies Inc. 114 R-235 Mr. Dorman has been a member of the board of directors of Dell since September 2016 174 G-133 67 B-33 Mr. Dorman has extensive relevant experience within the technology sector including: § Founding Partner of Centerview Capital Technology, a private investment firm since July 2013 147 150 149 56 § Senior Advisor and Managing Director to Warburg Pincus LLC, a global private equity firm from October 2006 through 152 144 April 2008 247 R-250 § Past Chairman, CEO, President and Director of AT&T. Dorman joined AT&T as President in December 2000 and was 182 G-202 named Chairman and Chief Executive Officer in November 2002, a position he held until November 2005, and served as 23 B-0 President and a director of AT&T from November 2005 to January 2006 110 R-191 § Served as CEO of Concert Communications Services, a global venture created by AT&T and British Telecommunications 56 G-191 plc from 1999 to 2000 150 B-191 § CEO of PointCast, a web-based media company, from 1997 to 1999 219 R-217 96 § CEO and Chairman of Pacific Bell Telephone Company from 1994 to 1997 G-217 39 B-217 § Non-Executive Chairman of the Board of CVS Health Corporation (formerly known as CVS Caremark Corporation), a pharmacy healthcare provider, since May 2011, and as a director of CVS Health Corporation since March 2006 150 179 § Director of PayPal Holdings, Inc., an online payments system operator 215 § Board member of Motorola Solutions, Inc., a global provider of communication infrastructure, devices, accessories, 237 software and services, in July 2006, served as Non-Executive Chairman of the Board of that company from May 2008 to 31 May 2011, and served as its Lead Director until his retirement from his board position in May 2015 Light gray for default Word 36 table fill, callout boxes and § Director of SecureWorks Corp., a public majority owned subsidiary of Dell and global provider of intelligence driven 43 annotated boxes: information security solutions, from April 2016 to July 2016 35 R-234 33 § Director of eBay Inc., an e-commerce company, from May 2014 until July 2015, when he joined the board of directors of G-234 B-234 PayPal Holdings Inc. upon its separation from eBay Inc. 70 30 § Board member of Yum! Brands, Inc., a fast food restaurant company, until May 2017 Word tables: 16 3pt border, The Board selected Mr. Dorman to serve as a director because of his expertise in management, finance and strategic planning R-16,G-124,B-185 gained through his experience as a principal and founder of Centerview and as Chief Executive Officer of AT&T, and because 205 170 of his extensive public company board and committee experience 99 35 Primary Secondary 142 colored font: colored font: 127 191 16 147 27 124 149 191 191 185 152

Excel Accent chart colors/ colors: Bill Green Bio 16 16 124 38 185 185 Bill Green, Director & Member of the Special Committee of Dell Technologies Inc. 114 R-235 Mr. Green has been a member of the board of directors of Dell since September 2016 174 G-133 67 B-33 Mr. Green has extensive relevant experience within the technology sector including: § Director of EMC Corporation, or EMC, from July 2013 to August 2016, before EMC was acquired by Dell, and was EMC’s 147 150 independent Lead Director from February 2015 to August 2016. He also served on the leadership and compensation 149 56 152 144 committee, the audit committee, and the mergers and acquisitions committee of the EMC board of directors § Served as Chairman of the Board of Accenture plc, a global management consulting, technology services and 247 R-250 182 outsourcing company, from August 2006 until his retirement in February 2013 G-202 23 B-0 § Chief Executive Officer of Accenture from September 2004 through December 2010 110 R-191 § Elected as a partner of Accenture plc in 1986 56 G-191 150 B-191 § Co-Chief Executive Officer and Co-Chairman of GTY Technology Holdings Inc., a special purpose acquisition company § Member of the board of directors of S&P Global Inc. (formerly known as McGraw Hill Financial, Inc.), where he serves on 219 R-217 96 the board’s compensation and leadership development committee and nominating and corporate governance G-217 39 B-217 committee § Member of the board of Pivotal Software, Inc., a public majority owned subsidiary of Dell that provides a leading cloud 150 179 native platform, where he serves on the board’s audit committee and compensation committee 215 § Member of the board of Inovalon Holdings, Inc., a company that provides data analytics, intervention and reporting platforms to the healthcare industry, where he serves on the board’s compensation committee, nominating and corporate 237 31 governance committee and security and compliance committee Light gray for default Word 36 The Board selected Mr. Green to serve as a director because of his leadership and operating experience as the former table fill, callout boxes and Chairman and CEO of Accenture, deep understanding of the information technology industry and broad international business 43 annotated boxes: 35 expertise. R-234 33 G-234 B-234 70 30 Word tables: 16 3pt border, R-16,G-124,B-185 205 170 99 35 Primary Secondary 142 colored font: colored font: 127 191 16 147 28 124 149 191 191 185 152 Excel Accent chart colors/ colors: Bill Green Bio 16 16 124 38 185 185 Bill Green, Director & Member of the Special Committee of Dell Technologies Inc. 114 R-235 Mr. Green has been a member of the board of directors of Dell since September 2016 174 G-133 67 B-33 Mr. Green has extensive relevant experience within the technology sector including: § Director of EMC Corporation, or EMC, from July 2013 to August 2016, before EMC was acquired by Dell, and was EMC’s 147 150 independent Lead Director from February 2015 to August 2016. He also served on the leadership and compensation 149 56 152 144 committee, the audit committee, and the mergers and acquisitions committee of the EMC board of directors § Served as Chairman of the Board of Accenture plc, a global management consulting, technology services and 247 R-250 182 outsourcing company, from August 2006 until his retirement in February 2013 G-202 23 B-0 § Chief Executive Officer of Accenture from September 2004 through December 2010 110 R-191 § Elected as a partner of Accenture plc in 1986 56 G-191 150 B-191 § Co-Chief Executive Officer and Co-Chairman of GTY Technology Holdings Inc., a special purpose acquisition company § Member of the board of directors of S&P Global Inc. (formerly known as McGraw Hill Financial, Inc.), where he serves on 219 R-217 96 the board’s compensation and leadership development committee and nominating and corporate governance G-217 39 B-217 committee § Member of the board of Pivotal Software, Inc., a public majority owned subsidiary of Dell that provides a leading cloud 150 179 native platform, where he serves on the board’s audit committee and compensation committee 215 § Member of the board of Inovalon Holdings, Inc., a company that provides data analytics, intervention and reporting platforms to the healthcare industry, where he serves on the board’s compensation committee, nominating and corporate 237 31 governance committee and security and compliance committee Light gray for default Word 36 The Board selected Mr. Green to serve as a director because of his leadership and operating experience as the former table fill, callout boxes and Chairman and CEO of Accenture, deep understanding of the information technology industry and broad international business 43 annotated boxes: 35 expertise. R-234 33 G-234 B-234 70 30 Word tables: 16 3pt border, R-16,G-124,B-185 205 170 99 35 Primary Secondary 142 colored font: colored font: 127 191 16 147 28 124 149 191 191 185 152